Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
E-mail: trudy_curran@cos-trust.com

Canadian Oil Sands

RECEIVED
2006 JUL -5 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 30, 2006

[redacted] **VIA COURIER**

06014870

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

SUPPL

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Press Release dated June 2, 2006 regarding Canadian Oil Sands Trust announcing 36 per cent unitholders are non-Canadian residents;
2. Press Release dated June 19, 2006 regarding Canadian Oil Sands Trust announcing an agreement to acquire Canada Southern Petroleum Ltd.;
3. Press Release dated June 26, 2006 regarding Canadian Oil Sands Trust announcing mailing of offer to purchase Canada Southern Petroleum Ltd.;
4. Notice of Guaranteed Delivery dated June 26, 2006 with respect to acquire Canada Southern Petroleum Ltd.;
5. Letter of Transmittal dated June 26, 2006 pursuant to the Offer dated June 26, 2006 to acquire Canada Southern Petroleum Ltd.;
6. Take Over Bid Circular dated June 26, 2006 to acquire all of the issued and outstanding common shars of Canada Southern Petroleum Ltd.;
7. Letter of Confirmation dated June 27, 2006 from Computershare Investor Services;
8. Press Release dated June 30, 2006 regarding the increased offer for Canada Southern Petroleum Ltd.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

PROCESSED
JUL 11 2006
THOMSON FINANCIAL

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/ism
Enclosures

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust's non-Canadian ownership approximately 36 per cent

Calgary, June 2, 2006 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced that, based on information from the statutory declarations by unitholders, we estimate that, as of May 8, 2006, approximately 36 per cent of our unitholders are non-Canadian residents with the remaining 64 per cent being Canadian residents.

Canadian Oil Sands will continue to post the level of its non-Canadian ownership on its Web site at the following link: http://www.cos-trust.com/investor under "FAQ".

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Advisory: in the interest of providing Canadian Oil Sands Trust's unitholders and potential investors with information regarding the Trust, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to the anticipated level of non-Canadian resident ownership. The method by which the level of ownership is monitored is subject to the limitations inherent in the securities registration system and the inability of transfer agents and issuers to obtain residency information in a timely manner. While the Trust has used statutory declarations to determine the approximate level of non-Canadian residency, there are limitations to this measurement in that such declarations are given as of a specific date and do not reflect the residency level at any particular time other than the specific record date to which the statutory declaration applies. The Trust would refer the reader to the full discussion of this issue contained on pages 41 and 42 of the Trust's 2004 Annual Report, pages 36 and 37 of the Annual Information Form of the Trust dated March 15, 2005 and the Amended and Restated Trust Indenture, a copy of which is available on www.sedar.com. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Trudy Curran
General Counsel and Corporate Secretary:
(403) 218-6240
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Conference call today, 10 a.m. MST
(see details at end)

Canadian Oil Sands enters agreement to acquire Canada Southern Petroleum Ltd.

Calgary, June 19, 2006 (TSX – COS.UN) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") today announced that its wholly owned subsidiary, Canadian Oil Sands Limited, has agreed to make an offer to purchase all of the outstanding common shares of Canada Southern Petroleum Ltd. ("CSP") for cash consideration of US$9.75 per common share (or approximately Cdn$165 million in aggregate).

CSP is estimated to have Arctic Island marketable natural gas interests of approximately 927 billion cubic feet equivalent ("bcfe"), net to CSP, based on available information and CSP's internal estimates. CSP also holds conventional natural gas reserves in southern Yukon and northern B.C. currently producing six million cubic feet per day, which Canadian Oil Sands intends to sell. The value of these conventional gas reserves, together with CSP's working capital of about $20 million, represent approximately half of the company's value, resulting in a net cost for the acquisition of the Arctic gas resource of about $0.10 per thousand cubic feet.

Under its agreement with CSP, Canadian Oil Sands is entitled to receive a break fee of approximately four per cent of the value of the transaction in certain circumstances, including if CSP enters into an agreement with another party for a takeover of CSP or if the CSP board of directors recommends that its shareholders deposit their shares in favour of another takeover proposal.

This strategic acquisition provides Canadian Oil Sands with a unique opportunity to secure a large, long-life natural gas resource to reduce the risk of significant future natural gas price increase impacts on its Syncrude oil sands production. On a macro-basis, CSP's best estimate of 927 bcfe of natural gas represents the Trust's expected natural gas requirements to produce its share of light, sweet crude oil at post Stage 3 productive capacity rates for approximately 25 years, thereby providing a long-term hedge against any significant increases in natural gas prices in the long-term.

"For about the equivalent of one month's funds from operations, we are acquiring a frontier gas resource that we believe is equivalent to about 25 years of our natural gas consumption at Syncrude," said Canadian Oil Sands President and CEO, Marcel Coutu. "While creating a hedge against rising natural gas prices, this acquisition also provides us with the opportunity to participate in the development of another long-life energy resource in the future."

Mr. Coutu adds: "CSP's Arctic interests are comprised mostly of carried interests that can be maintained and developed without having to provide any significant capital. The carried interests may also be converted at CSP's option into direct working interests at any time and without penalty upon payment of the cumulative carry amount."

Canadian Oil Sands presently intends to finance the acquisition entirely with bank debt and funds from operations. The acquisition will not impact current distribution levels nor the Trust's plans to continue to follow its distribution strategy with the expectation that this transaction will have only a modest impact on the Trust's debt target time horizon. The Trust has indicated it plans to reduce its net debt to about $1.2 billion before considering further increases to its distributions.

The agreement with CSP provides that CSP must give Canadian Oil Sands 72 hours prior notice of any superior takeover proposal with another party that CSP wishes to accept before entering into any binding agreement with that party. Canadian Oil Sands has the right to match any superior takeover proposal in which event CSP may not accept the proposal from the other party. If Canadian Oil Sands does not match the other proposal, CSP must deposit the break fee with Canadian Oil Sands' counsel before entering into a binding agreement with the other party.

CONFERENCE CALL NOTICE

Canadian Oil Sands will host a conference call and webcast for institutional investors and analysts today to discuss the Canada Southern Petroleum acquisition.

Members of the media and individual Unitholders are invited to participate in a listen only mode, and may call Canadian Oil Sands directly with their questions following termination of the conference call.

Time: 10:00 a.m. Mountain Time (12:00 noon Eastern Time)
It is advised to call ten minutes prior to start time.
Date: June 19, 2006
Dial: 416-644-3422 in the Toronto area or 800-814-4890

A recording of the conference call will be available about two hours after the event until midnight Mountain Time, June 26, 2006. To listen to the audio replay in the Toronto area, call 416-640-1917 or toll-free at 877-289-8525 (passcode: 21193631 followed by the number sign).

The simultaneous audio webcast will be available on Canadian Oil Sands' web site at www.cos-trust.com

---

RBC Capital Markets acted as financial advisors to Canadian Oil Sands in this transaction.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Advisory: In the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands", "COS" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the future production of natural gas from the Arctic licenses; the estimated natural gas requirements to produce the Trust's share of Syncrude crude oil; the ability to sell the conventional assets; the expected life of the hedge of natural gas to production; the expected net cost for the Arctic Island assets; the method of financing the acquisition; the impact on debt levels on distributions that this acquisition will have; the plan to reduce debt to $1.2 billion before making further distribution increases and the ability to complete the acquisition. Resources are not the same as reserves and may not be recognized under applicable Canadian or US securities rules and regulations.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in any oil and gas operation, especially at the development stage; the ability to complete any take-over transaction due to the requirement for shareholders to tender and the requirement for certain regulatory approvals; the ability to sell natural gas properties at a price and on terms acceptable to the Trust; the receipt of necessary regulatory approvals; the ability to develop natural gas in the Arctic region in an economic or timely manner, or at all; general economic conditions; the price of crude oil and natural gas; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands announces mailing of offer documents to purchase Canada Southern Petroleum Ltd.

Calgary, June 26, 2006 (TSX – COS.UN) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") today announced that it will mail formal offer documents in respect of its previously announced offer to purchase any and all of the issued and outstanding shares of Canada Southern Petroleum Ltd. ("Canada Southern") (NASDAQ:CSPLF / TSX:CSW) to all Canada Southern shareholders on Monday, June 26, 2006.

On June 19, 2006, Canadian Oil Sands announced that it was making an offer to acquire all of the outstanding common shares of Canada Southern for cash consideration of US$9.75 per common share (or approximately Cdn$165 million in aggregate). Full particulars of the offer will be set out in the offer and circular and related materials to be mailed to Canada Southern shareholders in connection with the offer.

Canada Southern has announced that its Board of Directors, after consultation with its legal and financial advisors, and upon receipt of an opinion from CIBC World Markets Inc., has unanimously determined that Canadian Oil Sands' offer is fair, from a financial point of view, to the shareholders of Canada Southern and recommends that shareholders accept the offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Canada Southern common shares described in this announcement has not commenced. At the time the offer is commenced, Canadian Oil Sands will file a tender offer statement with the U.S. Securities and Exchange Commission ("SEC"). The tender offer statement (including an offer to purchase and circular, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Canada Southern shareholders at no expense to them. In addition, all of those materials (and all other documents filed with the SEC) will be available at no charge on the SEC's web site (www.sec.gov.)

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares of

CANADA SOUTHERN PETROLEUM LTD.

Pursuant to the Offer dated June 26, 2006

by

1212707 ALBERTA LTD.

a wholly-owned subsidiary of

CANADIAN OIL SANDS LIMITED

The terms and conditions of the offer (the "**Offer**") set forth in the offer and circular (the "**Circular**") of 1212707 Alberta Ltd. (the "**Offeror**") dated June 26, 2006 are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer have the respective meanings set out in the Offer.

This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, must be used to accept the Offer made by the Offeror for the common shares ("**Common Shares**") of Canada Southern Petroleum Ltd., together where the context requires with associated Rights, if (i) certificates representing the Common Shares to be deposited are not immediately available, (ii) the procedures for book-entry transfer of Common Shares cannot be completed prior to the Expiry Time, or (iii) the certificates and all other required documents cannot be delivered to the Depositary or the U.S. Forwarding Agent prior to the Expiry Time. Such Common Shares may be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof (including a guarantee by an Eligible Institution), is received by the Depositary at its Toronto office set forth in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c) the certificate(s) (or a Book-Entry Confirmation) representing deposited Common Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal relating to the Common Shares, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and all other documents required by the Letter of Transmittal are received by the Depositary at its Toronto office set forth in the Notice of Guaranteed Delivery on or before 8:00 a.m. (Mountain Daylight time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed so as to be received by the Depositary at its office in Toronto, Ontario not later than the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth below.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution such signature must appear in the applicable space in the Letter of Transmittal.

This Notice of Guaranteed Delivery should NOT be sent to the U.S. Forwarding Agent for the Offer.

TO: 1212707 ALBERTA LTD.

AND TO: Computershare Investor Services Inc., as Depositary

By Mail:	By Registered Mail, Hand or Courier:	By Facsimile Transmission:
P.O. Box 7021	100 University Avenue	1-905-771-4082
31 Aldelaide Street East	9th Floor	
Toronto, Ontario	Toronto, Ontario	
Canada M5C 3H2	Canada M5J 2Y1	
Attn: Corporate Actions	Attn: Corporate Actions	

E-mail:
corporateactions@computershare.com
Telephone: 1-866-612-8054

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. Certificates for Common Shares must be sent with your Letter of Transmittal.

The undersigned Shareholder hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance".

DESCRIPTION OF COMMON SHARES DEPOSITED

Name and Address of Registered Owner(s) (Please fill in, if blank, exactly as name(s) appear(s) on certificate(s))	Share Certificate(s) and Share(s) Deposited (Attach additional signed list, if any)		
	Share Certificate Number(s)*	Number of Shares Represented by Certificate(s)*	Number of Shares Deposited**
	Total Shares		

* **Need not be completed by Shareholders depositing Common Shares by book-entry.**

** **Unless otherwise indicated, it will be assumed that all Common Shares described above are being deposited.**
Check if Common Shares will be deposited by book-entry transfer.

Name of Depositing Institution: ____________________

Account Number: ____________________

Transaction Code Number: ____________________

CURRENCY OF PAYMENT

☐ Check here if you wish to receive payment under the Offer in Canadian dollars based upon the Bank of Canada noon spot exchange rate for Canadian dollars on the date on which funds are provided to the Depositary to pay for Common Shares purchased pursuant to the Offer.

A Shareholder who does not check the box above will receive payment under the Offer in U.S. dollars.

PLEASE SIGN AND COMPLETE

Signature(s): ____________________

Address: ____________________
(Postal/Zip Code)

Name(s): ____________________

Capacity (full title), if in a representative capacity: ____________________

Area Code and Telephone Number: ____________________

Taxpayer Identification, Social Insurance or Social Security Number: ____________________

Dated: ____________________

GUARANTEE
(Not to be used for signature guarantees)

The undersigned, an Eligible Institution (as defined in the Offer), hereby guarantees delivery to the office of the Depositary in Toronto specified on page 1 hereof of the certificates representing Common Shares deposited hereby, in proper form for transfer, or a Book-Entry Confirmation with respect to the Common Shares deposited hereby, together with delivery of a properly completed and duly executed Letter of Transmittal, and all other documents required by the Letter of Transmittal (or an Agent's Message, in the case of delivery of the Common Shares by book-entry transfer), all on or before 8:00 a.m. (Mountain Daylight time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

Date: ____________________

Firm: ____________________

(Address) ____________________

(Authorized Signature) ____________________

(Area Code and Telephone Number) ____________________

(Please print name) ____________________

The instructions accompanying the Letter of Transmittal should be read carefully before completion. The Depositary, the U.S. Forwarding Agent, the Information Agent (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

For Deposit of Common Shares of

CANADA SOUTHERN PETROLEUM LTD.

Pursuant to the Offer dated June 26, 2006

by

1212707 ALBERTA LTD.

a wholly-owned subsidiary of

CANADIAN OIL SANDS LIMITED

This letter of transmittal (the "**Letter of Transmittal**") is to be used by shareholders of Canada Southern Petroleum Ltd. ("**CSP**") if certificates for common shares of CSP (the "**Common Shares**") are to be forwarded herewith or, unless an Agent's Message (as defined in Instruction 1 herein) is utilized, if delivery of Common Shares is to be made by book-entry transfer in the United States to an account maintained by the Depositary at the Book-Entry Transfer Facility (as defined in Instruction 1 herein).

The offer (the "Offer") to purchase all of the outstanding Common Shares, together where the context requires, with associated Rights, by 1212707 Alberta Ltd. (the "Offeror") will be open for acceptance until 8:00 a.m. (Mountain Daylight time) on August 1, 2006 (the "Expiry Time") unless the Offer is extended or withdrawn.

Holders of Common Shares who wish to deposit Common Shares but (i) whose certificates representing the Common Shares to be deposited are not immediately available, or (ii) who cannot complete the procedures for book-entry transfer of Common Shares prior to the Expiry Time, or (iii) who cannot deliver the certificates and all other required documents to the Depositary or the U.S. Forwarding Agent prior to the Expiry Time, must deposit their Common Shares pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer. See Instruction 2, "Procedures for Guaranteed Delivery".

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY OR THE U.S. FORWARDING AGENT, AS APPLICABLE. DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY OR THE U.S. FORWARDING AGENT, AS APPLICABLE.

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail
P.O. Box 7021
31 Aldelaide Street East
Toronto, Ontario
M5C 3H2
Attn: Corporate Actions

By Registered Mail, Hand or Courier
100 University Avenue
9th Floor
Toronto, Ontario
Canada M5J 2Y1
Attn: Corporate Actions

E-mail: corporateactions@computershare.com
Telephone: 1-866-612-8054

The U.S. Forwarding Agent for the Offer is:

Computershare Investor Services Inc.

By Mail, Registered Mail, Hand or Courier
250 Royall Street
Canton, Massachusetts
USA 02021

Please carefully read the instructions set out below before completing this Letter of Transmittal.

TO: 1212707 Alberta Ltd.

AND TO: Computershare Investor Services Inc., as Depositary and U.S. Forwarding Agent, at the applicable offices set out herein.

The undersigned hereby deposits the Common Shares described below to the Offer upon the terms and subject to the conditions set forth in the Offer and Circular dated June 26, 2006 and in this Letter of Transmittal.

DESCRIPTION OF COMMON SHARES DEPOSITED

Name and Address of Registered Owner(s) (Please fill in, if blank, exactly as name(s) appear(s) on certificate(s))	Share Certificate(s) and Share(s) Deposited (Attach additional signed list, if any)		
	Share Certificate Number(s)*	Number of Shares Represented by Certificate(s)*	Number of Shares Deposited**
	Total Shares		

* **Need not be completed by Shareholders depositing Common Shares by book-entry.**

** **Unless otherwise indicated, it will be assumed that all Common Shares described above are being deposited.**

METHOD OF DELIVERY FOR COMMON SHARES DEPOSITED

☐ CHECK HERE IF DEPOSITED COMMON SHARES ARE ENCLOSED HEREWITH.

☐ CHECK HERE IF DEPOSITED COMMON SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER IN THE UNITED STATES TO THE DEPOSITARY'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN THE BOOK-ENTRY TRANSFER FACILITY MAY DELIVER COMMON SHARES BY BOOK-ENTRY TRANSFER):

Name of Depositing Institution: ______________________________

Account Number: ______________________________

Transaction Code Number: ______________________________

☐ CHECK HERE IF DEPOSITED COMMON SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name of Registered Owner(s): ______________________________

Window Ticket Number (if any): ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution that Guaranteed Delivery: ______________________________

☐ IF ANY OF THE COMMON SHARE CERTIFICATES THAT YOU OWN HAVE BEEN LOST OR DESTROYED, CHECK THIS BOX AND SEE INSTRUCTION 9.

Please fill out the remainder of this Letter of Transmittal and indicate here the number of Common Shares represented by the lost or destroyed certificates.

______________________________ (Number of Common Shares)

The undersigned:

(a) acknowledges receipt of the Offer and accompanying Circular;

(b) delivers to you the Common Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Common Shares tendered hereby (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, effective on and after the date the Offeror takes up and pays for the Purchased Securities (the "**Effective Date**");

(c) represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(d) represents and warrants that the undersigned owns the Purchased Securities being deposited within the meaning of applicable securities laws;

(e) represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f) represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g) directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (a) to issue or cause to be issued a cheque to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such cheque by first class insured mail, postage prepaid, to the address, or to hold the same for pickup, as indicated below; and (b) to return any certificates for Common Shares not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by CSP);

(h) irrevocably constitutes and appoints any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests, declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

    (i) to register or record, transfer and enter the transfer of Purchased Securities on the appropriate register of Shareholders maintained by CSP;

    (ii) to deliver certificates for the Purchased Securities, or transfer ownership of such Purchased Securities on the account books maintained by the Book-Entry Transfer Facility, in any such case together with all accompanying evidences of transfer and authenticity, to or upon the order of the Offeror; and

    (iii) to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise) of holders of Common Shares (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Securities;

    and as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(i) agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of CSP and, except as

may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(j) if CSP should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Common Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by CSP of such Common Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(k) covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror;

(l) acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

(m) by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

BLOCK A

ISSUE CHEQUE IN THE NAME OF:
(please print or type)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal/Zip Code)

____
(Telephone — Business Hours)

____
(Social Insurance or Social Security No.)

U.S. residents/citizens must provide their Taxpayer Identification Number

____

BLOCK B

SEND CHEQUE (UNLESS BLOCK C IS CHECKED) TO: (please print or type)

☐ Same address as Box A or to:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal/Zip Code)

BLOCK C

☐ HOLD CHEQUE FOR PICKUP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK D

The undersigned:

(a) Is a resident of Canada ☐ Yes ☐ No

(b) If not a resident of Canada is a resident of the United States ☐ Yes

Other: Specify: __________________

BLOCK E

TO BE COMPLETED BY ALL TENDERING U.S. SHAREHOLDERS
(See Instruction 7)

<table>
<tr>
<td rowspan="3">SUBSTITUTE
Form W-9

Department of the Treasury
Internal Revenue Service

Payor's Request for Taxpayer Identification Number ("TIN") and Certification</td>
<td>Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW</td>
<td rowspan="3">TIN: ______________

Social Security Number
OR
Employer Identification Number</td>
</tr>
<tr>
<td>Part 2 — TIN Applied For ☐</td>
</tr>
<tr>
<td>Part 3 — Certification — Under the penalties of perjury, I certify that:
(1) the number shown on this form is my correct TIN (or I am waiting for a number to be issued to me).
(2) I am not subject to backup withholding either because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding and
(3) I am a U.S. person.</td>
</tr>
<tr>
<td colspan="3">You must cross out item (2) of the above certification if you have been notified by the IRS that you are subject to backup withholding because of underreporting of interest or dividends on your tax return and you have not been notified by the IRS that you are no longer subject to backup withholding.

Signature: ______________________ Date: ______________________</td>
</tr>
</table>

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER, AS WELL AS FUTURE DIVIDEND PAYMENTS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 2 SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of the exchange, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature: ______________________ Date: ______________________

BLOCK F

CURRENCY OF PAYMENT

☐ Check here if you wish to receive payment under the Offer in Canadian dollars based upon the Bank of Canada noon spot exchange rate for Canadian dollars on the date on which funds are first provided to the Depositary to pay for Common Shares purchased pursuant to the Offer.

A Shareholder who does not check the box above will receive payment under the Offer in U.S. dollars.

Dated: ______________________, 2006.

____
Signature guaranteed by (if required under Instruction 4)

____
Authorized Signature

____
Name of Guarantor (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

____
Signature of Shareholder or Authorized Representative (see Instruction 5)

____
Name of Shareholder (please print or type)

____
Address (please print or type)

Area Code & Telephone Number during Business Hours:
( ) ______________________

INSTRUCTIONS

1. **Use of Letter of Transmittal.** This Letter of Transmittal is to be completed by Shareholders if (i) Common Share certificates are to be forwarded herewith or, (ii) unless an Agent's Message is utilized, delivery of Common Shares is to be made by book-entry transfer in the United States pursuant to the procedures set forth herein and in Section 3 of the Offer. For a Shareholder to validly tender Common Shares pursuant to the Offer, either: (x) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or an Agent's Message (in connection with a book-entry transfer in the United States) and any other required documents, must be received by the Depositary or the U.S. Forwarding Agent at one of its addresses set forth herein prior to the Expiry Time and either (a) certificates for tendered Common Shares must be received by the Depositary at such address prior to the Expiry Time or (b) Common Shares must be delivered pursuant to the procedures for book-entry transfer in the United States set forth herein and in Section 3 of the Offer and a Book-Entry Confirmation must be received by the Depositary prior to the Expiry Time, or (y) the tendering Shareholder must comply with the guaranteed delivery procedures set forth herein and in Section 3 of the Offer.

   The term ''Agent's Message'' means a message, transmitted by The Depositary Trust Company (the ''**Book-Entry Transfer Facility**'') and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against the participant.

2. **Procedures for Guaranteed Delivery.** If a Shareholder wishes to deposit Common Shares pursuant to the Offer and: (i) the certificates representing such Common Shares are not immediately available; or (ii) the procedures for book-entry transfer cannot be completed prior to the Expiry Time; (iii) the certificates and all other required documents cannot be delivered to the Depositary or the U.S. Forwarding Agent prior to the Expiry Time, such Common Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

   (a) such deposit is made by or through an Eligible Institution;

   (b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof (including a guarantee by an Eligible Institution), is received by the Depositary at its Toronto office set forth in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

   (c) the certificate(s) (or a Book-Entry Confirmation) representing deposited Common Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal relating to the Common Shares, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and all other documents required by the Letter of Transmittal are received by the Depositary at its Toronto office set forth in the Notice of Guaranteed Delivery on or before 8:00 a.m. (Mountain Daylight time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed so as to be received by the Depositary at its office in Toronto, Ontario not later than the Expiry Time.

   An ''Eligible Institution'' means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States or any other ''eligible guarantor institution'' as defined in Rule 17Ad-15 under the Exchange Act.

3. **Signatures.** This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer or by such Shareholder's duly authorized representative (in accordance with instruction 5 below).

   (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If

such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if cheque(s) are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 4 below.

4. **Guarantee of Signatures.** If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities, if the cheque(s) are to be issued to a person other than such registered owner(s), or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of CSP, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations.** Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders.** If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Substitute Form W-9.** Each U.S. holder is required to provide the Depositary with a correct Taxpayer Identification Number (''**TIN**'') on the Substitute Form W-9 which is provided in Block E, and to certify under penalties of perjury, that the TIN provided is correct (or that such holder is awaiting a TIN) and that (i) the holder is exempt from backup withholding, or (ii) that the holder has not been notified by the U.S. Internal Revenue Service that such holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the U.S. Internal Revenue Service has notified the holder that such holder is no longer subject to backup withholding. In the case of a holder who is an individual, the TIN is generally his or her social security number or individual taxpayer identification number. If a U.S. holder has been notified by the Internal Revenue Service that such holder is subject to backup withholding, such holder must cross out item 2 of the Substitute Form W-9, unless such holder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may, subject a U.S. holder to a U.S.$50 penalty to be imposed by the U.S. Internal Revenue Service and the Depositary may be required to withhold 28% on the payment of the purchase price of all Common Shares purchased from such holder. If withholding results in overpayment of taxes, a refund may be applied for with the U.S. Internal Revenue Service. Exempt holders, including all corporations, are not subject to these backup withholding and reporting requirements. If a U.S. holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write ''Applied For'' in the space provided for the TIN in the Substitute Form W-9 and sign and date the Substitute Form W-9. If the box in Part 2 of the Substitute Form W-9 is checked, the Depositary will retain 28% of the reportable payments made to a holder during the sixty (60) day period following the date of the Substitute W-9. If the holder furnishes the Depositary with his or her TIN within sixty (60) days of the Substitute W-9, the Depositary will remit such amounts retained during the sixty (60) day period to such holder and no further amounts will be retained or withheld from payments made to the holder thereafter. If, however, such holder does not provide its TIN to the Depositary within such sixty (60) day period, the Depositary will remit such previously withheld amounts to the U.S. Internal Revenue Service as backup withholding and will withhold 28% of all reportable payments to the holder thereafter until such holder furnishes its TIN to the Depositary.

8. **Commissions and Stock Transfer Taxes.** No brokerage fees or commissions will be payable if the Offer is accepted by depositing Common Shares directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Purchased Securities to it or its order by the registered owner pursuant to the Offer. If, however, cheques to be received pursuant to the Offer are to be issued to, or if the certificates for Purchased Securities not deposited or purchased are to be registered in the name of, any person other than the registered owner, or if certificates for Purchased Securities are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person will be payable by the seller which may include a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

9. **Lost Certificates.** If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will advise the transfer agent who will send replacement documents to the Shareholder. The certificate must be replaced prior to expiry.

10. **Special Payment and Delivery Instructions.** If a cheque for the purchase price of any Common Shares accepted for payment is to be issued in the name of, and/or Common Share certificates for Common Shares not accepted for payment or not tendered are to be issued in the name of, and/or returned to, a person other than the signer of this Letter of Transmittal or if a cheque is to be sent, and/or such certificates are to be returned, to a person other than the signer of this Letter of Transmittal, or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. If a Shareholder delivers Common Shares by book-entry transfer in the United States, any such Common Shares not purchased will be returned by crediting the same account at the Book-Entry Transfer Facility as the account from which such Common Shares were delivered.

11. **Miscellaneous.**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Purchased Securities are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of acceptance of the Purchased Securities for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the Shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary, the U.S. Forwarding Agent or the Information Agent at their offices at the addresses listed on the last page of this document.

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail
P.O. Box 7021
31 Aldelaide Street East
Toronto, Ontario
M5C 3H2
Attn: Corporate Actions

By Registered Mail,
Hand or Courier
100 University Avenue
9th Floor
Toronto, Ontario
Canada M5J 2Y1
Attn: Corporate Actions

The U.S. Forwarding Agent is:

Computershare Investor Services Inc.
250 Royall Street
Canton, Massachusetts
USA 02021

E-mail: corporateactions@computershare.com
Telephone: 1-866-612-8054

The Information Agent is:

D. F. King & Co. Inc.
48 Wall Street, 22nd Floor
New York, New York
USA 10005

Telephone: 1-212-269-5550
Facsimile: 1-212-269-2798
Toll Free (Canada and United States)

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary, the U.S. Forwarding Agent or the Information Agent at their telephone numbers and locations set forth above. Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary, the U.S. Forwarding Agent or the Information Agent.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

June 26, 2006

Canadian Oil Sands

1212707 Alberta Ltd.

a wholly-owned subsidiary of

CANADIAN OIL SANDS LIMITED

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding common shares of

CANADA SOUTHERN PETROLEUM LTD.

on the basis of

U.S.$9.75 cash for each Common Share

This offer (the "**Offer**") by 1212707 Alberta Ltd. (the "**Offeror**"), a wholly-owned subsidiary of Canadian Oil Sands Limited (the "**Acquiror**") and an indirect wholly-owned subsidiary of Canadian Oil Sands Trust (the "**Trust**") to purchase all of the issued and outstanding common shares ("**Common Shares**") together, where the context requires, with associated Rights (as defined herein) of Canada Southern Petroleum Ltd. ("**CSP**") will be open for acceptance until 8:00 a.m. (Mountain Daylight time) on August 1, 2006 (the "**Expiry Date**") unless withdrawn or extended. The Offer is conditional (unless waived or amended by the Offeror) upon, among other things, there being validly deposited under the Offer and not withdrawn at least 66⅔% of the Common Shares (calculated on a fully-diluted basis), other than those Common Shares held by the Offeror or its affiliates or by persons whose Common Shares may not form part of any minority approval of a Subsequent Acquisition Transaction (as defined herein). This condition and the other conditions to the Offer are described in Section 4 of the Offer to Purchase: "*Conditions of the Offer*".

The Common Shares are listed for trading on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "CSW" and on The NASDAQ Capital Market ("**NASDAQ**") under the trading symbol "CSPLF". On June 16, 2006, the last trading day prior to the announcement of the Offer, the closing price of the Common Shares on the TSX was $9.78 and on NASDAQ was U.S.$8.77. The Offer represents a premium of approximately 11.9% and 11.2%, respectively, over the closing price of Common Shares on the TSX and NASDAQ on the last trading day immediately preceding the announcement of the Offer and a premium of approximately 18.6% and 18.3%, respectively, over the weighted average trading price of the Common Shares on the TSX and NASDAQ for the 30 trading days immediately preceding the announcement of the Offer.

Holders of Common Shares ("**Shareholders**") who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually executed copy thereof and deposit it, together with certificates representing their Common Shares to the Depositary and U.S. Forwarding Agent, Computershare Investor Services Inc., at the applicable address identified on the Letter of Transmittal and on the last page of this document, in accordance with the instructions in the Letter of Transmittal and Section 3 of the Offer to Purchase: "*Manner of Acceptance*" or request such Shareholder's broker, investment dealer, bank, trust company or other nominee to effect the transaction on behalf of such Shareholder.

Persons whose Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares if they wish to accept the Offer. Alternatively, a holder of Common Shares who wishes to deposit such Common Shares and whose certificates for such Common Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis, may deposit such Common Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase: "*Manner of Acceptance*".

CSP has announced that its Board of Directors, after consultation with its legal and financial advisors, and upon receipt of an opinion from CIBC World Markets Inc., has unanimously determined that the Offer is fair to the Shareholders and unanimously recommends that Shareholders ACCEPT the Offer. The Offeror and CSP have entered into an agreement relating to the Offer. See *"Pre-Acquisition Agreement"*.

Pursuant to separate lock-up agreements entered into with the Offeror and the Acquiror, each of the directors and senior officers of CSP (collectively, the "**Tendering Shareholders**") have agreed to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares owned or over which control or direction is exercised by such Tendering Shareholders, being an aggregate of 28,415 Common Shares, plus an aggregate of 465,000 Common Shares to be acquired by such Tendering Shareholders on the exercise of previously issued stock options to acquire Common Shares, representing in the aggregate approximately 3.3% of the total number of Common Shares outstanding (calculated on a fully-diluted basis). See Section 2 of the Circular: "*Lock-up Agreements*".

Questions and requests for assistance may be directed to the Depositary or the U.S. Forwarding Agent and additional copies of this document and the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the U.S. Forwarding Agent at the offices shown on the Letter of Transmittal and on the last page of this document.

The Depositary for the Offer is:
Computershare Investor Services Inc.

By Hand, by Courier or by Registered Mail:

100 University Avenue
9th Floor
Toronto, Ontario
Canada M5J 2Y1
Attn: Corporate Actions

By Mail:

P.O. Box 7021
31 Aldelaide Street East
Toronto, Ontario
Canada M5C 3H2
Attn: Corporate Actions

E-mail: corporateactions@computershare.com
Telephone: 1-866-612-8054

The U.S. Forwarding Agent for the Offer is:

Computershare Investor Services Inc.
250 Royall Street
Canton, Massachusetts
USA 02021

The Information Agent for the Offer is:

D.F. King & Co. Inc.
48 Wall Street, 22nd Floor
New York, New York
USA 10005
Telephone: 1-212-269-5550
Facsimile: 1-212-269-2798
Toll Free (Canada)
Toll Free (Canada and United States)

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Offer is made for the securities of a Canadian company. It may be difficult for Shareholders to enforce their rights and any claim Shareholders may have arising under the United States federal or state securities laws, as the Offeror, the Acquiror and CSP are located in Canada, and most or all of their officers and directors are residents of Canada. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Offer and Circular, including statements made under Section 4 of the Circular: ''*Purpose of the Offer and Plans for CSP*'' (as well as other written statements made or provided or to be made or provided by the Offeror, the Acquiror or CSP) that are not historical facts, are ''forward-looking statements'' that are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those set forth in or implied by such forward-looking statements, including, without limitation, the uncertainty of regulatory approvals or changes.

CURRENCY AND EXCHANGE RATES

All references in the Offer and the Circular to ''dollars'' or ''$'' are to Canadian dollars, unless otherwise indicated.

The following table sets forth, for the periods indicated, certain information with respect to the rate of exchange for one U.S. dollar expressed in Canadian dollars:

	Five month ended May 31, 2006	Year ended December 31, 2005	2004	2003
Average rate for period(1)	1.1435	1.2116	1.3015	1.4015
Rate at end of period(2)	1.1028	1.1659	1.2036	1.2924

Notes:

(1) Represents the period average of the noon rates as reported by the Bank of Canada.

(2) Represents the noon rates as reported by the Bank of Canada on the last trading day of the period.

On June 23, 2006, the rate of exchange for the U.S. dollar, expressed in Canadian dollars, based on the noon rate as provided by the Bank of Canada was U.S. $1.00 = Canadian 1.1240.

TABLE OF CONTENTS

SUMMARY TERM SHEET

Canadian Oil Sands Limited, through its wholly-owned subsidiary, 1212707 Alberta Ltd., is offering to purchase all of the outstanding Common Shares of CSP, at a purchase price of U.S.$9.75 per Common Share, net to you in cash. The following are some of the questions that you, as a shareholder of CSP may have, as well as answers to those questions. We urge you to read carefully the remainder of the Offer and Circular and the Letter of Transmittal (all as defined in the Glossary) because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of the Offer and Circular and the Letter of Transmittal.

Who is Canadian Oil Sands Limited?

Canadian Oil Sands Limited is a wholly-owned subsidiary of Canadian Oil Sands Trust, an open ended investment trust which is listed on the Toronto Stock Exchange and which, as of June 23, 2006, had a market capitalization of over $15 billion (or approximately U.S.$13 billion, based on the noon rate on June 23, 2006 referred to on page 3 of this document). Canadian Oil Sands Limited holds, directly and indirectly, a 35.49% working interest in the Syncrude Joint Venture. The Syncrude Joint Venture is a joint venture which conducts oil sands mining and upgrading operations in the Athabasca region and which has been in operation since 1978. The use of natural gas is a large component of the operating costs in such operations. More information on Canadian Oil Sands Limited and its business can be found on sedar at www.sedar.com under the company name. Canadian Oil Sands Limited incorporated the Offeror, 1212707 Alberta Ltd., solely to make the offer for the Common Shares and the Offeror has not carried on any activities other than in connection with this Offer. See Section 6 of the Circular: ''*The Offeror and Acquiror*''.

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Common Shares of CSP, including Common Shares that may become outstanding on the exercise of options to acquire Common Shares. See Section 1 of the Offer to Purchase: ''*The Offer*''.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay U.S.$9.75 per Common Share, net to you in cash, less any required withholding of taxes and without the payment of interest. However, you can also elect to receive payment in Canadian dollars at the noon spot exchange rate on the date on which funds are first provided to the depositary for the Offer, to pay for Common Shares purchased under the Offer.

On June 19, 2006, the Bank of Canada noon spot exchange rate for Canadian dollars per U.S.$1.00 was $1.1229. For example, if you received payment in U.S. dollars and exchanged it for Canadian dollars at that exchange rate, you would have received Cdn.$10.95 per Common Share (excluding any currency exchange fees or commissions). Although the Offer price of U.S.$9.75 per Common Share is fixed, the amount you would receive in Canadian dollars with respect to Common Shares will vary with the U.S. dollar to Canadian dollar exchange rate, which may be higher or lower than $1.1229 per U.S.$1.00 at the time of exchange.

If you are the owner of record of your Common Shares and you tender your Common Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Common Shares through a broker or other nominee, and your broker tenders your Common Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section 3 of the Offer to Purchase: ''*Manner of Acceptance*''.

How do you plan to finance the payment for the Common Shares?

Canadian Oil Sands Limited plans to use its existing bank facilities and funds from operations to pay cash for the Common Shares. See Section 5 of the Circular: ''*Source of Funds*''.

How long do I have to decide whether to tender in the Offer?

Unless the Offer is extended, you will have until 8:00 a.m. (Mountain Daylight time) on August 1, 2006 to tender your Common Shares in the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in the Offer. See Section 3 of the Offer to Purchase: ''*Manner of Acceptance*''.

Can the Offer be extended and under what circumstances?

We can extend the Offer. For more details on our ability to extend the Offer, see Section 5 of the Offer to Purchase: ''*Variation or Extension of the Offer*''.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Investor Services Inc., the depositary for the Offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m. (Eastern Daylight time) on the next business day after the day on which the Offer was scheduled to expire. See Section 5 of the Offer to Purchase: ''*Variation or Extension of the Offer*''.

What are the most significant conditions to the Offer?

We have the right to withdraw the Offer or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless at the expiry time of the Offer, and at the time we first take up and pay for Common Shares under the Offer, there have been validly deposited and not withdrawn at least 66⅔% of the outstanding Common Shares (calculated on a fully-diluted basis).

In addition, the Offer is conditional upon our obtaining all required regulatory approvals and the expiration or termination of all applicable statutory or regulatory waiting periods. The Offer is also subject to additional conditions. For a complete list of the conditions to the Offer, see Section 4 of the Offer to Purchase: ''*Conditions of the Offer*''.

How do I tender my Common Shares?

To tender Common Shares, you must deliver the certificates representing your shares, together with a completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Computershare Investor Services Inc., the depositary and U.S. forwarding agent for the Offer, at the applicable address set forth in the Letter of Transmittal, prior to the time that the Offer expires. If your Common Shares are held in street name (i.e., through a broker, dealer or other nominee) in the United States, the Common Shares can be tendered by your nominee through the depository or the U.S. forwarding agent. If you are unable to deliver any required document or instrument to the depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three trading days (on the Toronto Stock Exchange) after the date on which the Offer expires. For the tender to be valid, however, the depositary or the U.S. forwarding agent must receive the missing items within that three trading day period. See Section 3 of the Offer to Purchase: ''*Manner of Acceptance*''.

Until what time can I withdraw tendered Common Shares?

You may withdraw Common Shares at any time before the scheduled expiration of the Offer. You would have no rights to withdraw your shares during a subsequent offering period. You may also have additional time to withdraw your Common Shares if certain changes are made in the Offer. See Section 5 of the Offer to Purchase: ''*Variation or Extension of the Offer*'' and Section 7 of the Offer to Purchase: ''*Withdrawal of Deposited Common Shares*''.

How do I withdraw tendered Common Shares?

To withdraw Common Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary or the U.S. forwarding agent while you still have the right to withdraw the Common Shares. See Section 7 of the Offer to Purchase: ''*Withdrawal of Deposited Common Shares*''.

When and how will I be paid for my tendered Common Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Common Shares promptly after the expiration date of the Offer, subject to the satisfaction or waiver of the conditions to the Offer. We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with Computershare Investor Services Inc., the depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Common Shares will be made only after timely receipt by the depositary of certificates for such Common Shares (or of a confirmation of a book-entry transfer in the United States of such Common Shares), a properly completed and duly executed Letter of Transmittal (or agent's message if the transfer is made by book-entry transfer) and any other required documents for such Common Shares. See Section 6 of the Offer to Purchase: ''*Take Up and Payment for Deposited Common Shares*''.

Will the Offer be followed by an acquisition of Common Shares not tendered in the Offer?

If we purchase Common Shares in the Offer that represent at least 66⅔% of the outstanding Common Shares (calculated on a fully-diluted basis), we intend to acquire the remaining Common Shares by way of a compulsory acquisition, statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions for an amount in cash that equals U.S.$9.75 per Common Share. See Section 12 of the Offer to Purchase: ''*Acquisition of Common Shares Not Deposited*''.

If at least 66⅔% of the outstanding Common Shares are tendered and accepted for payment, will CSP continue as a public company?

No. If we acquire at least 90% of the outstanding Common Shares (calculated on a fully-diluted basis), we intend to exercise our statutory right to acquire the remainder of the Common Shares held by each shareholder who did not tender its Common Shares on the same terms, including price, as the Common Shares that are acquired in the Offer; provided that any shareholder who did not accept the Offer may demand payment of the fair value of such Common Shares if it follows the statutory procedures for making such demand. If we acquire at least 66⅔%, but less than 90% of the outstanding Common Shares (calculated on a fully-diluted basis), we intend to pursue other means of acquiring, directly or indirectly, the remaining Common Shares, including by way of a statutory arrangement, amalgamation, merger, capital reorganization or other transaction involving CSP and us. We call these transactions ''subsequent acquisition transactions''. Even if for some reason we do not acquire the remaining Common Shares, if we purchase all of the tendered Common Shares, there may be so few remaining shareholders and publicly held shares that:

- the Common Shares may no longer be eligible to be quoted and traded on the Toronto Stock Exchange, The NASDAQ Capital Market or any other securities market or exchange;
- there may not be a public trading market for Common Shares; and
- if permitted by applicable law, CSP may cease making filings with the securities regulatory authorities in Canada and the Securities and Exchange Commission or otherwise cease being required to comply with the securities regulatory authorities in Canada and the U.S. Securities and Exchange Commission rules relating to publicly held companies.

See Section 13 of the Circular: ''*Effect of the Offer on Markets for the Common Shares and Stock Exchange Listings*''.

If I decide not to tender my Common Shares, how will the Offer affect my Common Shares?

If we acquire the Common Shares not purchased in the Offer as described above, shareholders not tendering in the Offer will receive the same amount of cash per Common Share that they would have received had they tendered their Common Shares in the Offer, subject to any appraisal rights properly exercised under Canadian law. Therefore, if such acquisition occurs and you do not perfect your appraisal rights, if any, the only difference to you between tendering your Common Shares and not tendering your Common Shares is that you will be paid earlier if you tender your Common Shares. If such acquisition does not occur, however, the number of shareholders and the number of Common Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Common Shares. Also, as described above, if permitted by applicable law, CSP may cease making filings with the securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission or otherwise cease being required to comply with the securities regulatory authorities in Canada and the U.S. Securities and Exchange Commission rules relating to publicly held companies. See Section 13 of the Circular: ''*Effect of the Offer on Markets for the Common Shares and Stock Exchange Listings*''.

What is the market value of my Common Shares as of a recent date?

On June 16, 2006, the last trading day before we announced the Offer, the last reported sale price of the Common Shares on the Toronto Stock Exchange was Cdn.$9.78 per share and on The NASDAQ Capital Market was U.S.$8.77 per share. On June 23, 2006, the closing price of the Common Shares reported on the Toronto Stock Exchange was $12.13 per share and on The NASDAQ Capital Market was U.S.$10.80 per share. We encourage you to obtain recent quotations for Common Shares in deciding whether to tender your shares. See Section 7 of the Circular: ''*CSP — Price Ranges and Trading Volumes of Common Shares*''.

What are the United States federal income tax consequences of tendering Common Shares?

In general, a United States shareholder who disposes of Common Shares pursuant to the Offer or a compulsory acquisition will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount received and such holder's adjusted tax basis in the Common Shares disposed of.

If the Common Shares sold constitute capital assets in the hands of the United States shareholder, the gain or loss will be a capital gain or loss. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held by such United States shareholder for more than one year and will be a short-term capital gain or loss if such Common Shares have been held for one year or less. Long-term capital gains of non-corporate shareholders are generally subject to a maximum United States federal income tax rate of 15%. See Section 16 of the Circular: ''*United States Federal Income Tax Consequences*''.

What are the Canadian federal income tax consequences of tendering Common Shares?

A shareholder who is a resident of Canada and who sells Common Shares pursuant to the Offer generally will realize a capital gain (or loss) to the extent that the cash amount received exceeds (or is less than) the adjusted cost base of such shares to the holder and any reasonable costs of disposition. A shareholder who is not a resident of Canada generally will not be subject to tax under Canadian federal income tax laws on any capital gain realized on a disposition of Common Shares pursuant to the Offer unless those shares constitute ''taxable Canadian property'' to the shareholder and that gain is not otherwise exempt from tax under Canadian federal income tax laws by virtue of an exemption contained in an applicable income tax treaty or convention. See Section 17 of the Circular: ''*Canadian Federal Income Tax Consequences*''.

Who can I talk to if I have questions about the Offer?

Questions and requests for assistance may be directed to Computershare Investor Services Inc., as the depositary and U.S. forwarding agent for our Offer, or D.F. King & Co. Inc, as U.S. information agent for the Offer, at their respective addresses shown on the last page of the Circular.

SUMMARY

The following is only a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of those documents. The information concerning CSP contained in the Offer Documents has been taken from or is based upon publicly available documents or records on file with the Regulatory Authorities and other public sources of information provided to the Offeror by CSP. Certain capitalized terms used in this summary are defined in the Glossary. Shareholders are urged to read the Offer Documents in their entirety.

The Offer

The Offer is made by the Offeror for all of the issued and outstanding Common Shares, together, where the context requires, with associated Rights and including any Common Shares which may become outstanding after the date of the Offer on the exercise of outstanding Options. We are offering to pay U.S.$9.75 in cash per Common Share net to you in cash less any outstanding taxes. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by the Offeror. See Section 1 of the Offer to Purchase: ''*The Offer*''.

The Offer is made only for the Common Shares and is not made for any options or other rights (other than the Rights), if any, to purchase or receive Common Shares. Any holder of such options or rights to purchase Common Shares (other than Rights) who wishes to accept the Offer should, to the extent permitted thereby, exercise such options or rights in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer, or should otherwise sell or surrender to CSP such options or rights.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase: ''*Conditions of the Offer*''.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its respective agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Time for Acceptance

The Offer is open for acceptance until 8:00 a.m. (Mountain Daylight time) on August 1, 2006, subject to certain rights of extension and withdrawal. See Section 5 of the Offer to Purchase: ''*Extension and Variation of the Offer*'', Section 6 of the Offer to Purchase: ''*Take Up and Payment for Deposited Common Shares*'' and Section 7 of the Offer to Purchase: ''*Withdrawal of Deposited Common Shares*''.

Recommendation of the Board of Directors of CSP

CSP has announced that its Board of Directors, after consultation with its legal and financial advisors, and upon receipt of an opinion from CIBC World Markets Inc., has unanimously determined that the Offer is fair to the Shareholders and unanimously recommends that the Shareholders accept the Offer.

Fairness Opinion

CIBC World Markets Inc., the financial advisor to the Board of Directors of CSP, has delivered a fairness opinion to the Board of Directors in which it concluded that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders.

Lock-up Agreements

Pursuant to the Lock-up Agreements, the Tendering Shareholders have agreed to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares owned or over which control or direction is exercised by such Tendering Shareholders, being an aggregate of 28,415 Common Shares, plus an aggregate of 465,000 Common Shares to be acquired by such Tendering Shareholders on the exercise of previously issued Options representing in the aggregate approximately 3.3% of the total number of Common Shares outstanding (calculated on a fully-diluted basis). See Section 2 of the Circular: ''*Lock-up Agreements*''.

Manner of Acceptance

Shareholders wishing to accept the Offer must (i) deposit the certificates representing their Common Shares, together with a properly completed and duly executed Letter of Transmittal and all other documents required by the Letter of Transmittal, at the office of the Depositary or the U.S. Forwarding Agent specified in the Letter of Transmittal at or prior to the Expiry Time, (ii) in the United States, follow the procedures for book-entry tender of Common Shares set forth in Section 3 of the Offer to Purchase: "*Manner of Acceptance*", or (iii) request such Shareholder's broker, investment dealer, bank, trust company or other nominee to effect the transaction for such Shareholder. Instructions are contained in the Letter of Transmittal which accompanies this Offer and Circular. **Shareholders whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer. The offices of the Depositary and the U.S. Forwarding Agent will be open during normal business hours until the Expiry Time.**

Alternatively, a holder of Common Shares who wishes to deposit such Common Shares and whose certificates for such Common Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may deposit such Common Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase: "*Manner of Acceptance*".

Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up and pay for or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the conditions described in Section 4 of the Offer to Purchase: "*Conditions of the Offer*", are satisfied or waived prior to the Expiry Time by the Offeror. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn, at least 66⅔% of the Common Shares (calculated on a fully-diluted basis), other than those Common Shares held by the Offeror or its affiliates or by persons whose Common Shares may not be included as part of the minority approval of a Subsequent Acquisition Transaction. All of such conditions are for the exclusive benefit of the Offeror and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights that the Offeror may have. For a complete description of the conditions to the Offer, see Section 4 of the Offer to Purchase: "*Conditions of the Offer*".

The Offeror and the Acquiror

The Offeror is a corporation incorporated under the laws of Alberta and is a direct wholly-owned subsidiary of the Acquiror and an indirect wholly-owned subsidiary of Canadian Oil Sands Trust. The Offeror has not carried on any business other than that incidental to the making of the Offer.

The Acquiror, Canadian Oil Sands Limited, is a wholly-owned subsidiary of Canadian Oil Sands Trust. The Acquiror is a participant in the Syncrude joint venture formed for the purpose of exploiting the Athabasca oil sands in northern Alberta. See Section 6 of the Circular: "*The Offeror and Acquiror*".

CSP

CSP is a Calgary-based company engaged in oil and natural gas exploration and development. CSP has interests in properties located in Alberta, British Columbia, Saskatchewan, the Yukon, the Northwest Territories, and Nunavut in Canada, including the Arctic Islands Interests. See Section 7 of the Circular: "*Canada Southern Petroleum Ltd.*".

Purpose of the Offer and Plan Regarding the Acquisition of Common Shares Not Deposited

The purpose of the Offer is to enable the Offeror to acquire all of the Common Shares. If the Offeror acquires at least 90% of the Common Shares (calculated on a fully-diluted basis), the Offeror may acquire the remaining Common Shares pursuant to the compulsory acquisition procedures contained in Part 16 of the ABCA. If the Offeror acquires less than 90% of the Common Shares (calculated on a fully-diluted basis), the Offeror currently intends to avail itself of such other corporate actions or proceedings as may be legally available, including a Subsequent Acquisition Transaction, to acquire the remaining Common Shares without the consent of the holders thereof. See Section 12 of the Offer to Purchase: "*Acquisition of Common Shares Not Deposited*".

Reasons for the Offer

The acquisition provides the Acquiror with a unique opportunity to secure a large, long-life natural gas resource to reduce the risk of significant future natural gas price increase impacts on its Syncrude oil sands production. On a macro-basis, CSP's best estimate of 927 bcfe of natural gas resource represents the Acquiror's expected natural gas requirement to produce its share of Syncrude light, sweet crude oil at post Stage 3 productive capacity rates for approximately 25 years, thereby providing a long-term hedge against any significant increases in natural gas prices in the long-term.

Benefits to the Shareholders

The Offer provides Shareholders with the opportunity to realize upon their investment at a significant premium to recent market prices. There is a relatively illiquid market for the Common Shares. The Offer represents a premium of approximately 11.9% and 11.2%, respectively, over the closing price of Common Shares on the TSX and NASDAQ on the last trading day immediately preceding the announcement of the Offer and a premium of approximately 18.6% and 18.3%, respectively, over the weighted average trading price of the Common Shares on the TSX and NASDAQ for the 30 trading days immediately preceding the announcement of the Offer.

Payments for Deposited Common Shares

If all of the conditions referred to under Section 4 of the Offer to Purchase: "*Conditions of the Offer*", have been satisfied or waived by the Offeror, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) become obligated to take up and pay for all Common Shares validly deposited under the Offer and not withdrawn promptly, and in any event not later than three Business Days after the Expiry Date. Any Common Shares deposited under the Offer subsequent to the date on which the Offeror first takes up and pays for Common Shares deposited under the Offer will be taken up and paid for by the Offeror within ten days of such deposit. See Section 6 of the Offer to Purchase: "*Take Up and Payment for Deposited Common Shares*".

Rights to Withdraw

All deposits of Common Shares pursuant to the Offer are irrevocable except as provided in Section 7 of the Offer to Purchase: "*Withdrawal of Deposited Common Shares*".

Regulatory Matters

Under the Competition Act, the acquisition of voting shares of a corporation that carries on an operating business in Canada may require premerger notification if certain size of parties and size of transaction thresholds are exceeded. Notification may be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). Where a transaction does not raise substantive issues under the Competition Act, the Commissioner of Competition may issue an Advance Ruling Certificate ("**ARC**") in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a premerger notification.

The Offeror will apply for an ARC in respect of the Offer and to make a short-form filing if required to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that (a) the Commissioner of Competition shall have issued an ARC under Section 102 of the Competition Act in respect of the purchase of the Common Shares by the Offeror, or (b) the waiting period under Part IX of the Competition Act shall have expired or have been waived and the Offeror shall be satisfied in its sole judgment that the Commissioner of Competition does not intend to oppose the purchase of the Common Shares and shall not have made or threatened to make an application under Part VIII of the Competition Act in respect of the purchase of the Common Shares by the Offeror. See Section 4 of the Offer to Purchase: "*Conditions of the Offer*".

United States Federal Income Tax Consequences

In general, a United States Shareholder who disposes of Common Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount received and such holder's adjusted tax basis in the Common Shares disposed. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held by such United States Shareholder for more than one year and will be a short-term capital gain or loss if such Common Shares have been held for one year or less. Long-term capital gains of non-corporate shareholders are generally subject to a maximum United States federal income tax rate of 15%.

The foregoing is a brief summary of United States federal income tax consequences only. Shareholders are urged to read Section 16 of the Circular: *"United States Federal Income Tax Consequences"* and consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction.

Canadian Federal Income Tax Consequences

Shareholders should carefully read the information under "*Canadian Federal Income Tax Consequences*" in Section 17 of the Circular, which qualifies the information set forth below.

Non-residents of Canada will generally not be subject to tax in Canada in respect of the sale of their Common Shares, where the Common Shares do not constitute taxable Canadian property to such non-resident Shareholders.

Canadian residents who receive cash for their Common Shares will generally realize a capital gain or loss to the extent that the cash received exceeds or is less than the total of the adjusted cost base of their Common Shares and their disposition expenses.

A Subsequent Acquisition Transaction may give rise to either a taxable event or tax deferred exchange of Common Shares depending upon the form of the transaction and the consideration received.

The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders are urged to read Section 17 of the Circular: *"Canadian Federal Income Tax Consequences"* and consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction.

Depositary and U.S. Forwarding Agent

Computershare Investor Services Inc. is acting as Depositary and U.S. Forwarding Agent for the Offer and D.F. King & Co. Inc. is acting as Information Agent. The Depositary and U.S. Forwarding Agent will receive deposits of Common Shares and accompanying Letters of Transmittal (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), as well as Notices of Guaranteed Delivery at the addresses specified in the Letter of Transmittal and the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer.

Shareholders should contact the Depositary, the U.S. Forwarding Agent or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary or the U.S. Forwarding Agent.

See Sections 2, 3 and 6 of the Offer to Purchase: "*Time for Acceptance*", "*Manner of Acceptance*" and "*Take Up and Payment for Deposited Common Shares*" and Section 15 of the Circular: "*Depositary, U.S. Forwarding Agent and Information Agent*".

Stock Exchange Listing

The Common Shares are listed on the TSX under the trading symbol "CSW" and on NASDAQ under the trading symbol "CSPLF". See Section 7 of the Circular: "*CSP — Price Ranges and Trading Volumes of Common Shares*". As a result of the acceptance of the Offer by holders of the Common Shares, it is possible that the Common Shares will no longer meet the minimum listing requirements of the TSX and NASDAQ. If the Offer is successful, the Offeror intends to delist the Common Shares from the TSX and NASDAQ. See Section 13 of the Circular: "*Effect of the Offer on Markets for the Common Shares and Stock Exchange Listings*".

GLOSSARY

In the Summary, the Offer, the Circular, the Letter of transmittal and the Notice of Guaranteed Delivery the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Summary, the Offer or the Circular.

"**ABCA**" means *the Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"**Agent's Message**" has the meaning ascribed thereto under Section 3 of the Offer to Purchase: "*Manner of Acceptance*";

"**ARC**" means an Advance Ruling Certificate under the Competition Act;

"**Arctic Islands Assets**" means, collectively, all of CSP's interests, assets and properties in the Arctic Islands, including, without limitation, the interests, assets and properties referred to under the heading "Description of the Business — Arctic Islands — Properties" in CSP's annual information form dated March 22, 2006 for the year ended December 31, 2005 (and, for greater certainty, including, without limitation, all significant discovery licenses, production licenses, working interests and carried interests held by CSP in respect of such assets and properties);

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"**bcfe**" means billions of cubic feet equivalent;

"**Board of Directors**" means the board of directors of CSP;

"**Book-Entry Confirmation**" has the meaning ascribed thereto under Section 3 of the Offer to Purchase: "*Manner of Acceptance*";

"**Book-Entry Transfer Facility**" has the meaning ascribed thereto under Section 3 of the Offer to Purchase: "*Manner of Acceptance*";

"**Business Day**" means any day other than a Saturday, Sunday or a day on which banking institutions in Calgary, Alberta, Toronto, Ontario or New York, New York are not generally open for business;

"**Circular**" means the take-over bid circular accompanying the Offer and forming part hereof;

"**Close of Business**" on any given date shall be 4:00 p.m. (Mountain Daylight time) on such date (or, if such date is not a Business Day, the same time on the next succeeding Business Day);

"**Common Shares**" means the common shares in the capital of CSP as constituted on the date hereof together, where the context requires with the associated Rights;

"**Competition Act**" means the *Competition Act* (Canada), as amended;

"**Compulsory Acquisition**" has the meaning ascribed thereto in Section 8 of the Circular under the heading "*Acquisition of Common Shares Not Deposited — Compulsory Acquisition*";

"**CSP**" means Canada Southern Petroleum Ltd., a corporation incorporated under the ABCA;

"**Depositary**" means Computershare Investor Services Inc. at the address specified in the Letter of Transmittal and on the last page of this document;

"**Dissenting Offeree**" has the meaning ascribed thereto in Section 8 of the Circular under the heading "*Acquisition of Common Shares Not Deposited — Compulsory Acquisition*";

"**Effective Date**" has the meaning ascribed thereto in Section 3 of the Offer to Purchase: "*Manner of Acceptance — General*";

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program ("**STAMP**"), a member of the Stock Exchange Medallion Program ("**SEMP**") or a member of the New York Stock Exchange Inc. Medallion Signature Program ("**MSP**"), where the members of these programs are usually members of a recognized stock exchange in the United States or Canada, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States or any other "eligible guarantor institution" as defined in Rule 17Ad-15 under the Exchange Act;

"**Exchange Act**" means the United States *Securities Exchange Act* of 1934, as amended;

"**Expiry Date**" means August 1, 2006 or such other date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase: "*Extension and Variation of the Offer*";

"**Expiry Time**" means 8:00 a.m. (Mountain Daylight time) on the Expiry Date or such other time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase: "*Extension and Variation of the Offer*";

"**fully-diluted basis**" means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares actually issued and outstanding, together with all Common Shares that may be issued on the exercise of all outstanding options and other rights to purchase Common Shares (other than the Rights);

"**Information Agent**" means D.F. King & Co. Inc.;

"**Letter of Transmittal**" means the letter of transmittal in the form printed on yellow paper accompanying the Offer and Circular;

"**Lock-up Agreements**" mean the lock-up agreements between the Offeror, Acquiror and the Tendering Shareholders (being each of the directors and senior officers of CSP), as described in Section 2 of the Circular under the heading "*Lock-up Agreements*";

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of CSP and its subsidiaries, taken as a whole, or that has had, or could reasonably be expected to have, a Material Adverse Effect or a significant adverse effect on the value of the Arctic Island Assets, other than a change (i) resulting from conditions affecting the oil and gas industry as a whole and not specifically relating to CSP and its subsidiaries, including any decline in crude oil or natural gas prices on a current or forward basis; or (ii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"**Material Adverse Effect**" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, prospects, assets, liabilities, capitalization or business, whether contractual or otherwise, of CSP and its subsidiaries, taken as a whole, or that has had, or would reasonably be expected to have a significant adverse effect on the value of the Arctic Islands Assets, provided that a Material Adverse Effect shall not include an adverse effect (or any condition, event or development involving a prospective effect) in the business, operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of CSP and its subsidiaries, taken as a whole, that arises or results from or is in any way connected with, either directly or indirectly: (i) any matter or prospective matter, either alone or in combination with other matters or prospective matters, that relate to or arise out of a matter that has been publicly disclosed as of June 18, 2006; (ii) the announcement of the transactions contemplated by the Offer or the Pre-Acquisition Agreement; (iii) any action or inaction taken by CSP to which Acquiror consented to, in writing, including, without limitation, any change resulting from operational activity of CSP authorized by Acquiror in writing; (iv) resulting from conditions affecting the oil and gas industry as a whole and not specifically relating to CSP and its subsidiaries, including any decline in crude oil or natural gas prices on a current or forward basis; or (v) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"**Minimum Condition**" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer to Purchase: "*Conditions of the Offer*";

"**NASDAQ**" means The NASDAQ Capital Market;

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form printed on blue paper accompanying the Offer and Circular;

"**Offer**" means the offer to purchase Common Shares made hereby to the Shareholders;

"**Offer Documents**" means, collectively, the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

"**Offer Period**" means the period commencing on June 26, 2006 and ending at the Expiry Time;

"**Offeror**" means 1212707 Alberta Ltd., a corporation incorporated under the laws of Alberta;

"**Offeror's Notice**" has the meaning ascribed thereto in Section 8 of the Circular under the heading "*Acquisition of Common Shares Not Deposited — Compulsory Acquisition*";

"**Options**" means the outstanding options to acquire Common Shares;

"**Other Securities**" has the meaning ascribed thereto in Section 3 of the Offer "*Manner of Acceptance — General*";

"**person**" means an individual, partnership, corporation, association, trust, joint venture, unincorporated organization and any government, governmental department or agency or political subdivision thereof;

"**Pre-Acquisition Agreement**" means the agreement dated June 18, 2006 among the Offeror, the Acquiror and CSP relating to the Offer, as more particularly described in Section 1 of the Circular under the heading "*Pre-Acquisition Agreement*";

"**Purchase Consideration**" means U.S.$9.75 in cash per Common Share;

"**Purchased Securities**" has the meaning ascribed thereto in Section 3 of the Offer "*Manner of Acceptance — General*";

"**Regulatory Authorities**" means the securities commissions or other regulatory authorities in Canada and, as applicable, the United States and elsewhere;

"**Representatives**" means, in respect of CSP, any of CSP's officers, directors, employees, financial advisors, representatives and agents;

"**Rights**" means rights issued to Shareholders pursuant to the Rights Plan;

"**Rights Plan**" means the shareholder rights plan agreement dated May 24, 2006 between CSP and American Stock Transfer & Trust Company;

"**SEC**" means the United States Securities and Exchange Commission;

"**Shareholders**" means the holders of Common Shares;

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto in Section 8 of the Circular under "*Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transactions*";

"**Subsequent Offering Period**" has the meaning ascribed thereto is Section 5 of the Offer: "*Extension and Variation of the Offer*";

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"**Superior Proposal**" has the meaning ascribed thereto in Section 1 of the Circular under the heading "*Pre-Acquisition Agreement — Superior Proposal*";

"**Take-over Proposal**" has the meaning ascribed thereto in Section 1 of the Circular under the heading "*Pre-Acquisition Acquisition — Meaning of Take-over Proposal*";

"**Take-up Date**" means the date that the Offeror first takes up Common Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, provincial, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the applicable party or any subsidiary of the applicable party, as the case may be, is required to pay, withhold or collect;

"**Tendering Shareholders**" means, collectively, directors and senior officers of CSP, each of whom has agreed to tender his or her Common Shares to the Offer pursuant to a Lock-up Agreement;

"**Trust**" means Canadian Oil Sands Trust;

"**United States Shareholder**" has the meaning ascribed thereto in Section 16 of the Circular: "*United States Federal Income Tax Consequences*";

"**U.S.**" or "**United States**" means the United States of America, its territories, its possessions or other areas subject to its jurisdiction; and

"**U.S. Forwarding Agent**" means Computershare Investor Services Inc. at the address specified in the Letter of Transmittal and on the last page of this document.

OFFER TO PURCHASE

TO: THE SHAREHOLDERS OF CANADA SOUTHERN PETROLEUM LTD.

1. THE OFFER

The Offeror hereby offers to purchase, during the Offer Period and on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Common Shares, including Common Shares which may become outstanding after the date of the Offer on the exercise of outstanding Options, on the basis of U.S.$9.75 in cash for each Common Share.

The Offer is made only for the Common Shares and is not made for any options or other rights (other than the Rights), if any, to purchase or receive Common Shares. Any holder of such options or rights who wishes to accept the Offer should, to the extent permitted thereby, exercise such options or rights in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer, or should otherwise sell or surrender to CSP such options or rights.

CSP has announced that its Board of Directors, after consultation with its legal and financial advisors, and upon receipt of an opinion from CIBC World Markets Inc., has unanimously determined that the Offer is fair to Shareholders and unanimously recommends that Shareholders accept the Offer.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the offer is subject to various conditions. See Section 4 of the Offer to Purchase: "*Conditions of the Offer*". If such conditions are met or waived, the Offeror will take up and pay for the Common Shares duly deposited and not withdrawn under the Offer in accordance with the terms of the Offer.

The Offer is not being made, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Common Shares directly with the Depositary. See "*Depositary*" in Section 15 of the Circular.

The accompanying definitions, Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. TIME FOR ACCEPTANCE

The Offer is open for acceptance until, but not later than, the Expiry Time, being 8:00 a.m. (Mountain Daylight time) on August 1, 2006, unless withdrawn by the Offeror. The Offer may be extended at the Offeror's sole discretion, subject to the terms of the Pre-Acquisition Agreement. See Section 5 of the Offer to Purchase: "*Extension and Variation of the Offer*".

3. MANNER OF ACCEPTANCE

Letter of Transmittal

In order for a Shareholder to validly tender Common Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary or the U.S. Forwarding Agent at or prior to the Expiry Time at the applicable address set forth on the back cover of the Offer and Circular and in the Letter of Transmittal.

The method of delivery of certificates, the Letter of Transmittal and all other required documents is at the sole election and risk of the Shareholder. Delivery will be deemed made only when such items are actually received by the Depositary or U.S. Forwarding Agent, as applicable. If delivery is by mail, it is recommended that Shareholders use properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery to the Depositary or U.S. Forwarding Agent, as applicable.

In addition, at or prior to the Expiry Time, either (i) the certificates evidencing deposited Common Shares must be received by the Depositary at such address, (ii) such Common Shares must be tendered pursuant to the procedures for

Book-Entry transfer described below and a confirmation of such delivery by Book-Entry transfer (a "**Book-Entry Confirmation**") (including an Agent's Message if the Shareholder has not delivered a Letter of Transmittal) must be received by the Depositary, or (iii) the Shareholder must comply with the guaranteed delivery procedures set forth below.

The term "**Agent's Message**" means a message, transmitted by The Depositary Trust Company (the "**Book-Entry Transfer Facility**") and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against the participant.

Book-Entry Delivery

Shareholders may validly deposit Common Shares pursuant to the Offer in the United States by following the procedures for Book-Entry delivery. The Depositary will establish accounts with respect to the Common Shares at the Book-Entry Transfer Facility for purposes of the Offer within two Business Days after the date of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make Book-Entry delivery of the Common Shares by causing the Book-Entry Transfer Facility to transfer such Common Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Common Shares may be effected through Book-Entry at the Book-Entry Transfer Facility, a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or an Agent's Message in lieu of the Letter of Transmittal) and any other required documents, must, in any case, be received by the Depositary prior to the Expiry Time at one of its addresses set forth on the back cover of the Offer and Circular. Alternatively, a Shareholder may comply with the guaranteed delivery procedure described below.

Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

The method of delivery of certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the sole election and risk of the Shareholder. Delivery will be deemed made only when such items are actually received by the Depositary. If delivery is by mail, it is recommended that Shareholders use properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery to the Depositary.

Signature Guarantees

Except as otherwise provided in the instructions to the Letter of Transmittal, all signature(s) on a Letter of Transmittal and on certificates representing Common Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered owner(s) of the Common Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature(s) on the endorsement panel or securities transfer power of attorney guaranteed by an Eligible Institution.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and: (i) the certificates representing such Common Shares are not immediately available; (ii) such Shareholder cannot deliver the certificates and all other required documents to the Depositary or the U.S. Forwarding Agent prior to the Expiry Time, or (iii) the procedures for book-entry transfer cannot be completed prior to the Expiry Time, such Common Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof (including a guarantee by an Eligible Institution), is received by the Depositary at the address set forth in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c) the certificate(s) (or a Book-Entry Confirmation) representing deposited Common Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal relating to the Common Shares, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's message)

and all other documents required by the Letter of Transmittal are received by the Depositary at the address set forth in the Notice of Guaranteed Delivery on or before 8:00 a.m. (Mountain Daylight time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at the address set forth in the Notice of Guaranteed Delivery no later than the Expiry Time.

Currency of Payment

The cash payable under the Offer will be denominated in U.S. dollars. However, Shareholders can elect to receive their cash consideration in Canadian dollars based on the Bank of Canada noon spot exchange rate on the date following the date on which funds are first provided by the Offeror to the Depositary to pay for Common Shares purchased pursuant to the Offer. If a Shareholder wishes to receive the cash payable under the Offer in Canadian dollars, the box titled "Currency of Payment" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery must be completed. Otherwise, cash payment will be made in U.S. dollars.

Power of Attorney

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Common Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "**Purchased Securities**") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date on which the Offeror takes up and pays for the Common Shares (collectively, the "**Other Securities**").

The power of attorney granted irrevocably upon execution by the Shareholders of the Letter of Transmittal shall be effective on and after the date that the Offeror takes up and pays for the Purchased Securities (the "**Effective Date**"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by CSP; and (b) except as may otherwise be agreed, to exercise any and all of the rights of the holder of the Purchased Securities and/or Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and/or Other Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Securities and/or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of CSP, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities and/or Other Securities. Furthermore, a holder of Purchased Securities and/or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise) and any adjournments thereof of holders of securities of CSP and not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities and/or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Securities and/or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and/or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

General

In all cases, payment for the Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary or U.S. Forwarding Agent, as the case may be, of certificates representing the Common Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed copy thereof, relating to such Common Shares and any other required documents, with the signatures guaranteed, if required, in accordance with the instructions to the Letter of Transmittal.

The method of delivery of certificates representing the Common Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail be used and that proper insurance be obtained.

Shareholders whose Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing such Common Shares.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or for any other lawful reason. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Common Shares. There shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular and the Letter of Transmittal) shall be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

The deposit of Common Shares pursuant to the procedures set forth in this Offer will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (a) such Shareholder has full power and authority to deposit, sell, assign and transfer the Common Shares (and any Other Securities) being deposited; (b) such Shareholder owns the Common Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (c) the deposit of such Common Shares (and any Other Securities) complies with applicable securities laws; and (d) when such Common Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever (other than to the extent same are created by, through or under the Offeror).

4. CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, but subject to the terms of the Pre-Acquisition Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror:

(a) there shall have been validly deposited under the Offer, and not withdrawn, at least 66⅔% of the Common Shares (calculated on a fully-diluted basis), other than those Common Shares held by the Offeror or its affiliates or by persons whose Common Shares may not be included as part of the minority approval of a Subsequent Acquisition Transaction;

(b) all regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or securities or other regulatory authorities) and pursuant to the Competition Act which are necessary in connection with the Offer, shall have been obtained or concluded on terms satisfactory to the Offeror;

(c) (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and

(ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied whether or not having the force of law:

A. which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Common Shares or the right of the Offeror to own or exercise full rights of ownership of the Common Shares or the ability of the Offeror to complete a Subsequent Acquisition Transaction;

B. which could have a Material Adverse Effect or which, in the sole judgment of the Offeror, acting reasonably, might materially interfere with the Offeror's ability to effect a Subsequent Acquisition Transaction; or

C. which, in the sole judgment of the Offeror, acting reasonably, might materially interfere with the Offeror's ability to proceed with the Offer and/or with the taking up and paying for Common Shares under the Offer;

(d) any applicable waiting period under the Competition Act shall have expired or been earlier terminated;

(e) the Offeror shall have determined, acting reasonably, that there shall not exist any prohibition at law against the Offeror making the Offer, taking up and paying for any Common Shares deposited under the Offer or completing a Subsequent Acquisition Transaction;

(f) the Offeror shall have determined that neither CSP nor any of its subsidiaries, affiliates or associates has taken any action, proposed to take any action or disclosed any previously undisclosed action taken by them, and no other party shall have taken any action that could reasonably be expected to have a Material Adverse Effect or that might make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Common Shares deposited under the Offer or completing a Subsequent Acquisition Transaction;

(g) the Offeror shall have determined, acting reasonably, that there does not exist and has not occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offeror in writing) a Material Adverse Change;

(h) the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of CSP with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or in the United States, including, without limitation, any annual information form, financial statements, material change report or management proxy circular or in any document so filed or released by CSP to the public; and

(i) CSP shall have complied in all material respects with its covenants and obligations under the Pre-Acquisition Agreement to be complied with at or prior to the Expiry Time and all representations and warranties of CSP under the Pre-Acquisition Agreement shall be true and correct in all material respects.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, both before or after the Expiry Time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror). Subject to the terms of the Pre-Acquisition Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, in its sole discretion, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties. Any waiver of a condition or the withdrawal of the Offer by the Offeror shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Calgary, Alberta. The Offeror, forthwith after giving any such notice of waiver or withdrawal, shall cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer to Purchase: "*Notice*". If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Common Shares deposited under the Offer and all certificates for deposited Common Shares, Letters of Transmittal and related documents will be promptly returned at the Offeror's expense to the parties by whom they were deposited.

5. EXTENSION AND VARIATION OF THE OFFER

The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn or extended. Subject to the terms of the Pre-Acquisition Agreement, the Offer may be extended one or more times at the sole discretion of the Offeror if the conditions set forth in the Offer are not satisfied at the Expiry Time, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its office in Toronto, Ontario. The Offeror, forthwith after giving any such notice or communication, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer to Purchase: ''*Notice*'', to all Shareholders whose Common Shares have not been taken up prior to the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Toronto, Ontario.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up and pays for all Common Shares deposited under the Offer and not withdrawn.

Pursuant to Rule 14d-11 under the Exchange Act, the Offeror, subject to certain conditions, may elect to make available a subsequent offering period by extending the Offer on one occasion for a period of at least 10 calendar days and not to exceed 20 Business Days (the ''**Subsequent Offering Period**''). If a Subsequent Offering Period is commenced, the Offeror is required by U.S. federal securities laws to immediately purchase and promptly pay for any Common Shares tendered at the same per share price paid in the Offer. Under applicable Canadian laws, a subsequent Offer Period must be for at least 10 calendar days, and during the first 10 days of any such extension, Shareholders have withdrawal rights. To comply with the applicable laws of Canada and the United States, if the Offeror elects to make a Subsequent Offering Period available, the Subsequent Offering Period will be for at least 10 calendar days, and the Offeror will immediately accept for payment all tenders of Common Shares made during the Subsequent Offering Period. Shareholders tendering their Common Shares during the first 10 calendar days of the Subsequent Offering Period may withdraw those Common Shares during such 10 calendar day period provided such Common Shares have not been taken up by the Offeror. No withdrawal rights will apply during the Subsequent Offering Period with respect to Common Shares deposited under the Offer which have been taken up at the date the notice of the Subsequent Offering Period is given or with respect to Common Shares deposited during the Subsequent Offering Period which have subsequently been taken up.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. In the case of an extension, such announcement shall be issued no later than 9:00 a.m. (Eastern Daylight time), on the next Business Day after the previously scheduled Expiry Date. Subject to applicable U.S. federal securities laws (including Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to Shareholders in a manner reasonably designed to inform them of such changes) and applicable Canadian securities laws and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or similar announcement.

Where the terms of the Offer are varied, other than a variation in the terms of the Offer consisting solely of the waiver of a condition, the Offer shall not expire before ten days after the notice of variation in respect of such variation has been mailed, delivered or otherwise communicated to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

If the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Exchange Act or other applicable laws. Under applicable Canadian securities laws, if at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder that are the subject of the Offer to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its office in Calgary, Alberta, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer to Purchase: ''*Notice*'', to all Shareholders whose Common Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable law. The Offeror

will, as soon as practicable after giving notice of a change in information to the Depositary, make a public announcement of the change in information and provide a copy of the public announcement to the TSX and NASDAQ. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Calgary, Alberta.

During any such extension or in the event of any variation, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject, among other things, to Section 6 of the Offer to Purchase: "*Take up and Payment for Deposited Common Shares*", and to Section 7 of the Offer to Purchase: "*Withdrawal of Deposited Common Shares*". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer to Purchase: "*Conditions of the Offer*". If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer.

6. TAKE UP AND PAYMENT FOR DEPOSITED COMMON SHARES

If all of the conditions referred to under Section 4 of the Offer to Purchase: "*Conditions of the Offer*", have been satisfied or waived by the Offeror, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) become obligated to take up and pay for all Common Shares validly deposited under the Offer and not withdrawn promptly, and in any event not later than three Business Days after the Expiry Date. The Offeror will immediately accept and promptly pay for any Common Shares deposited under the Offer during a Subsequent Offering Period.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Common Shares or to terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer to Purchase: "*Conditions of the Offer*", is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its office in Calgary, Alberta. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, for such period of time as may be reasonably necessary (not to exceed 60 days) in order to obtain any necessary regulatory approval. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares which are then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its office in Calgary, Alberta of its acceptance for payment of such Common Shares pursuant to the Offer.

The Offeror will pay for the Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price of Common Shares purchased by the Offeror to persons depositing Common Shares, regardless of any delay in making such payment. No additional amount will be paid by the Offeror or the Depositary in respect of accrued and unpaid dividends on the Common Shares.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by the Shareholders who have deposited and not withdrawn their Common Shares pursuant to the Offer.

Settlement will be made by the Depositary issuing or causing to be issued a cheque payable in U.S. funds (or, at the election of the Shareholder, in Canadian funds based on the Bank of Canada noon spot exchange rate on the date following the date on which funds are first provided by the Offeror to the Depositary) to which a person depositing Common Shares is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no address is specified, cheques will be forwarded to the address of the Shareholder as shown on the registers of securityholders maintained by CSP. Cheques mailed in accordance with this

paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Under the "backup withholding" provisions of U.S. federal income tax laws, the Depositary may be required to withhold 28% of the amount of any payments made pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments of cash pursuant to the Offer, a United States holder surrendering Common Shares in the Offer must, unless an exemption applies, provide the Depositary with such United States holder's correct taxpayer identification number (the "**TIN**") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such United States holder is not subject to backup withholding. If a United States holder does not provide a correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on such United States holder and payments of cash pursuant to the Offer may be subject to backup withholding. All United States holders surrendering Common Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Offeror and the Depositary). Certain persons are not subject to backup withholding. Non-corporate foreign Shareholders holding Common Shares in the United States should complete and sign a Form W-8, Certificate of Foreign Status in order to avoid backup withholding.

If any deposited Common Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more Common Shares than the Shareholder wishes to deposit, a certificate for Common Shares not purchased will be returned, without expense, to the depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Common Shares directly with the Depositary. See "*Depositary*" in the Circular.

7. WITHDRAWAL OF DEPOSITED COMMON SHARES

All deposits of Common Shares pursuant to the Offer are irrevocable, however any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law):

(a) at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer; and

(b) at any time before the expiration of ten days from the date upon which either.

  (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as may be amended from time to time, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but prior to the expiry of all rights of withdrawal in respect of the Offer; or

  (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Common Shares under the Offer where the time for deposit is not extended for a period greater than ten days or a variation in the terms of the Offer consisting solely of the waiver of a condition in the Offer),

  is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) if the Common Shares have not been paid for by the Offeror within three Business Days after having been taken up.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Common Shares that are subject to the rights of withdrawal.

Withdrawals of Common Shares deposited to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary or the U.S. Forwarding Agent at the place of deposit of the applicable Common Shares within the time limits indicated above. Notice of withdrawal must: (a) be

made by a method, including a manually signed facsimile transmission, that provides the Depositary or the U.S. Forwarding Agent with a written or printed copy; (b) be signed by the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Common Shares that are to be withdrawn; and (c) specify such person's name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. The withdrawal will take effect upon receipt by the Depositary or the U.S. Forwarding Agent of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Common Shares deposited for the account of an Eligible Institution. None of the Offeror, the Depositary or the U.S. Forwarding Agent, or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice. If Common Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on the Offeror, the Depositary, the U.S. Forwarding Agent, or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If the Offeror extends the Offer, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror's other rights, no Common Shares may be withdrawn except to the extent that depositing holders thereof are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law.

Withdrawals may not be rescinded. Any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer to Purchase: ''*Manner of Acceptance*''.

In addition to the foregoing rights of withdrawal, holders of Common Shares in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See ''*Statutory Rights*'' in the Circular.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Common Shares deposited under the Offer by certain Shareholders, including each of the directors and senior officers of CSP, are subject to the terms and provisions of the Lock-up Agreements.

8. RETURN OF COMMON SHARES

If any deposited Common Shares are not taken up and paid for by the Offeror for any reason, or if certificates are submitted by a Shareholder for more Common Shares than are deposited, certificates for Common Shares not deposited will be returned at the Offeror's expense by either sending new certificates representing securities not purchased or returning the deposited certificates (and other relevant documents), as appropriate. The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the depositing Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the registers maintained by CSP as soon as practicable following the Expiry Time or withdrawal or termination of the Offer. In the case of Common Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, such Common Shares will be credited to an account maintained with the Book-Entry Transfer Facility.

9. CHANGES IN CAPITALIZATION, DISTRIBUTIONS AND LIENS

If, on or after the date of the Offer, CSP should subdivide, consolidate or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4 of the Offer to Purchase: ''*Conditions of the Offer*'', make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change and such adjustments shall not constitute a variation of the Offer.

Common Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities (other than to the extent same are created by, through or under the Offeror) and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Common Shares on or after June 26, 2006. If CSP should declare or pay any cash dividend or stock dividend or make any other distribution on or issue any rights with respect to any of the Common Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by CSP of such Common Shares following acceptance thereof for purchase pursuant to the Offer then (a) in the case of any such cash dividend or cash distribution that does not exceed the cash purchase price per Common Share, the cash purchase price per Common Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend or distribution received in respect of that Common Share, and (b) in the case of any such cash dividend or cash distribution in an amount that exceeds the cash purchase price per Common Share in respect of which the dividend or distribution is made, or in the case of any other dividend, distribution or right, the whole of any such dividend, distribution or right will be received and held by the tendering Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the tendering Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the entire purchase price payable by the Offeror pursuant to this Offer or deduct from the purchase price payable by the Offeror pursuant to this Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10. MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Circular or the Letter of Transmittal, cheques issued pursuant to the Offer and certificates representing Common Shares to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary or the U.S. Forwarding Agent at which the deposited certificates representing Common Shares in respect of which the cheques are being issued were deposited, upon application to the Depositary or the U.S. Forwarding Agent until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer to Purchase: "*Notice*". Notwithstanding Section 6 of the Offer to Purchase: "*Take Up and Payment for Deposited Common Shares*", the deposit of cheques with the Depositary or the U.S. Forwarding Agent for delivery to the depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Common Shares shall be deemed to have been paid for immediately upon such deposit.

11. NOTICE

Without limiting any other lawful means of giving notice, any notice the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by CSP and will be deemed to have been received on the third day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States or elsewhere following mailing.

In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by Shareholders, if: (i) it is given to the TSX and NASDAQ for dissemination through their facilities; (ii) it is published once in *La Presse* and in the national edition of *The Globe and Mail* or *The National Post* and the *Wall Street Journal,* and (iii) it is distributed through the facilities of the Canadian Corporate News and given to the Dow Jones News Service.

Wherever the Offer calls for documents to be delivered to the Depositary or the U.S. Forwarding Agent, such documents will not be considered delivered unless and until they have been physically received at the addresses of the Depositary or the U.S. Forwarding Agent set forth in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary or the U.S. Forwarding Agent, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address provided in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. ACQUISITION OF COMMON SHARES NOT DEPOSITED

If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the Common Shares (calculated on a fully-diluted basis), other than securities held on the date hereof by or on behalf of the Offeror or its affiliates or associates (as those terms are defined in the ABCA) and such Common Shares have been taken up and paid for by the Offeror, the Offeror currently intends to acquire the remaining securities of any such class pursuant to a Compulsory Acquisition on the same terms on which the Offeror acquired the securities pursuant to the Offer. If such statutory right of Compulsory Acquisition is not available or if the Offeror elects not to proceed by way of Compulsory Acquisition, the Offeror will consider other means of acquiring, directly or indirectly, all of the securities not deposited under the Offer including by way of a Subsequent Acquisition Transaction. The Offeror will cause the Common Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable corporate and securities laws, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. If the Minimum Condition is satisfied, the Offeror believes it will own sufficient Common Shares to effect such a Subsequent Acquisition Transaction. Also see *"Acquisition of Common Shares Not Deposited"* in Section 8 of the Circular.

13. MARKET PURCHASES

Other than pursuant to the Offer, the Offeror will not purchase Common Shares during the Offer Period.

Although the Offeror has no current intention to sell Common Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such Common Shares after the Offer Period.

14. OTHER TERMS OF THE OFFER

The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Depositary, the U.S. Forwarding Agent or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Common Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Common Shares or notice of withdrawal of Common Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Common Share or any particular Shareholder. There shall be no obligation on the Offeror, the Depositary or

the U.S. Forwarding Agent to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

DATED at Calgary, Alberta, this 26th day of June, 2006.

1212707 ALBERTA LTD.

Per: *"Marcel R. Coutu"*
President

Per: *"Allen R. Hagerman"*
Chief Financial Officer

The accompanying Definitions, Circular and Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

CIRCULAR

The following information is provided in connection with the accompanying Offer dated June 26, 2006 by the Offeror to purchase all of the issued and outstanding Common Shares, including Common Shares which may become outstanding on the exercise of options to purchase Common Shares. The terms, conditions and provisions of the Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer or under the heading ''*Glossary*'' in the Offer unless the context otherwise requires.

The information concerning CSP contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records of CSP and the security holder lists provided by CSP to the Offeror. The Offeror has been granted limited access to certain additional information concerning the business and affairs of CSP which is not generally available. Although the Offeror has no knowledge that would indicate that any statements relating to CSP contained herein taken from or based on information contained in such documents and records are inaccurate or incomplete, neither the Offeror nor its directors or officers assume any responsibility for the accuracy or completeness of such information nor for any failure by CSP to disclose events or facts which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of CSP must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of CSP subsequent to the date of the most recent published financial statements of CSP. In addition, CSP is required to file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act setting forth the position of CSP's board of directors with respect to the Offer and the reasons for such position and furnishing additional related information within 10 Business Days after the date of the Offer.

1. PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

The Offer

Effective June 18, 2006, the Acquiror, Offeror and CSP entered into the Pre-Acquisition Agreement, pursuant to which the Offeror agreed to make the Offer to purchase all of the Common Shares for cash consideration of U.S.$9.75 per Common Share. The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that a minimum of 66⅔% of the Common Shares (calculated on a fully-diluted basis) be tendered under the Offer. See Section 4 of the Offer to Purchase: ''*Conditions of the Offer*''. The Pre-Acquisition Agreement provides, among other things, that the Offeror will not amend the terms of the Offer, other than (i) to increase the consideration payable thereunder, (ii) to waive any conditions thereof, provided that the Offeror may not waive the Minimum Condition, (iii) to reduce the Minimum Condition, provided it cannot be reduced below 50% of the outstanding Common Shares without the consent of the Company; (iv) to otherwise amend any terms or conditions thereof, provided such amendment is not adverse to the Shareholders; or (v) to extend the Expiry Time.

Approval by the Board of Directors

Pursuant to the Pre-Acquisition Agreement, CSP consented to the Offer and represented and warranted that its Board of Directors had upon consideration of the fairness opinion it received from CIBC World Markets Inc. unanimously determined that the Offer is fair to the Shareholders and is in the best interests of CSP and the Shareholders. CSP also agreed to cooperate with the Offeror and use reasonable commercial efforts to enable the Offeror to elect or appoint all of the directors of CSP and its subsidiaries as soon as possible after the Offeror takes up and pays for a majority of the outstanding Common Shares on a fully-diluted basis pursuant to the Offer.

Non-Solicitation

Under the Pre-Acquisition Agreement, CSP has agreed that during the period from the date of the execution of the Pre-Acquisition Agreement by CSP until the date of termination of the Pre-Acquisition Agreement, that CSP:

(a) shall immediately cease and cause to be terminated any existing discussions or negotiations or other proceedings initiated prior to the date of the Pre-Acquisition Agreement by CSP, its subsidiaries or affiliates or their respective officers, directors, employees, financial advisors, representatives and agents (the "**Representatives**") or others with respect to all Take-over Proposals (as defined below);

(b) shall not provide information concerning its securities, assets or business to anyone for or in furtherance of anything mentioned in paragraph (a), above;

(c) shall not release any person from any confidentiality or standstill agreement to which it and such person are parties or amend any such agreement; and

(d) shall not, and shall not authorize or permit any of the Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal.

Notwithstanding the above CSP may:

(a) engage in discussions or negotiations with any person who (without any solicitation, initiation or encouragement, directly or indirectly, by CSP or the Representatives) seeks to initiate such discussions or negotiations and may furnish such third person information concerning it and its business, properties and assets that has previously been provided to the Offeror if, and only to the extent that:

  (i) the other person has first made a Superior Proposal (as defined below);

  (ii) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, CSP provides immediate notice orally and in writing to the Offeror specifying that CSP is furnishing information to or entering into discussions or negotiations with such person or entity in respect to a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms, and provides the Offeror with a copy of such Superior Proposal and any amendments thereto and confirming in writing the determination of the Board of Directors that the Take-over Proposal if completed would constitute a Superior Proposal;

  (iii) it provides immediate notice to the Offeror at such time as it or such person or entity terminates any such discussions or negotiations; and

  (iv) it immediately provides or makes available to the Offeror any information provided to any such person or entity whether or not previously made available to such other party;

(b) comply with Part 14 of the *Securities Act* (Alberta) and, if applicable, Schedule 14D-9 under the United States Securities Exchange Act of 1934 and other rules under applicable securities laws relating to the provision of directors' circulars, the related recommendations and solicitations and make appropriate disclosure with respect thereto to the Shareholders; and

(c) subject to the notice provision in favour of the Offeror, as outlined below, accept, recommend, approve or implement a Superior Proposal from a third person, but only if prior to such acceptance, recommendation, approval or implementation, the Board of Directors shall have concluded in good faith, after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the Board of Directors, that the taking of such action may be necessary for the Board of Directors in discharge of its fiduciary duties under applicable law.

Right to Match

Under the terms of the Pre-Acquisition Agreement, CSP has agreed to give the Offeror 72 hours advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a Superior Proposal. For a period of 72 hours from the time that CSP provides notice of such Superior Proposal to the Offeror and any amendment thereto, together with the foregoing confirmation in respect of the Board of Director's determination that the Take-over Proposal is a Superior

Proposal, the Board of Directors and CSP have agreed not to accept, recommend or approve or enter into any agreement (a "**Proposed Agreement**") to implement such a Superior Proposal or release the party from making the Superior Proposal from any standstill provisions. In addition, in respect of any Superior Proposal, CSP has agreed that it shall and shall cause its financial and legal advisors to negotiate in good faith with the Offeror to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement as would enable the Offeror to proceed with the transaction contemplated by the Pre-Acquisition Agreement, as amended, rather than the Superior Proposal. In the event the Offeror elects not to amend the Pre-Acquisition Agreement and the terms of the Offer, then CSP has agreed to deposit in trust with counsel to the Offeror, within one Business Day of being notified by the Offeror that it does not intend to exercise such right to match and, in any event, prior to CSP entering into the Proposed Agreement, an amount equal to four percent of the aggregate transaction value contemplated by the Pre-Acquisition Agreement and the Offer (and, for the purposes of determining such aggregate transaction value, it shall be assumed that all of the outstanding Common Shares on a fully-diluted basis are acquired pursuant to the Offer).

Superior Proposal

As defined in the Pre-Acquisition Agreement, "**Superior Proposal**" means, in respect of CSP, any *bona fide* written Take-over Proposal which, if consummated in accordance with its terms, would result in a transaction financially more favourable to Shareholders than the Offer and the Board of Directors has concluded in good faith, after considering applicable law and receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the Board of Directors, that the taking of such action may be necessary for the Board of Directors in discharge of its fiduciary duties under applicable law.

Subject to compliance with the requirements described above under "*Non-Solicitation*" and "*Right to Match*", in the event that, prior to the Expiry Time, a Superior Proposal is offered or made to the holders of Common Shares or CSP, the board of directors of CSP may accept, recommend, approve or implement such Superior Proposal if, prior to such acceptance, recommendation, approval or implementation, CSP's board of directors shall have concluded in good faith and after receiving the advice of its counsel, that such action is required by the CSP board of directors to comply with fiduciary duties under applicable law. In the event the Board of Directors withdraws, modifies or changes any of the recommendations, approvals, resolutions or determinations as agreed to under the Pre-Acquisition Agreement in a manner materially adverse to the Offeror, a non-completion fee would become payable to the Offeror. See below "*Pre-Acquisition Agreement — Termination Fee*".

Meaning of Take-over Proposal

As defined in the Pre-Acquisition Agreement, "**Take-over Proposal**" means, in respect of CSP, a proposal or offer by a third person, including the formal take-over bid of Nosara Holdings Ltd., a wholly-owned Subsidiary of Petro-Canada dated May 15, 2006, as amended, and the proposed take-over offer of Canadian Superior Energy Inc. (which take-over bid was made on June 18, 2006), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the CSP's assets or any of its subsidiaries or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of CSP's outstanding voting shares whether by way of take-over bid, arrangement, amalgamation, merger, consolidation or other business combination, including without limitation any single or multi step transaction or series of related transactions that is structured to permit such third person to acquire beneficial ownership of all or a material portion of its assets or any of the subsidiaries or to acquire in any manner, directly or indirectly, more than 20% of its outstanding voting shares and includes any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving CSP or its subsidiaries or any proposal, offer or agreement to acquire 20% or more of the assets of CSP.

Termination Fee

CSP has agreed to pay the Offeror a termination fee of a cash amount equal to four percent (one percent of the aggregate transaction value in the case of a breach by CSP of a material representation or warranty contained in the

Pre-Acquisition Agreement) of the aggregate transaction value contemplated by the Pre-Acquisition Agreement and the Offer if at any time after the execution of the Pre-Acquisition Agreement:

(a) CSP enters into any agreement with any person or entity in respect of a Take-over Proposal;

(b) the Board of Directors fails to unanimously recommend, or changes, withdraws or modifies its recommendation to securityholders to tender their shares to the Offer or otherwise vote in favour of the proposed transaction pursuant to which the Offeror would acquire all of the Common Shares (the "**Proposed Transaction**") or otherwise fails to mail a directors' circular or proxy circular, as the case may be, to securityholders unanimously recommending that securityholders tender their shares to the Offer or otherwise vote in favour of the Proposed Transaction;

(c) there shall be a breach or non performance by CSP of any of its material representations, warranties, or covenants contained in the Pre-Acquisition Agreement which breach is not cured within five days of receiving written notice of such breach;

(d) any bona fide Take-over Proposal (or a bona fide intention to make one) involving CSP is publicly announced or commenced, or the terms of any existing Take-over Proposal are varied, and the Board of Directors fails to publicly reaffirm and maintain its recommendation of the Proposed Transaction to CSP's securityholders within 10 days after the commencement or variation of any such Take-over Proposal;

(e) the Board of Directors recommends that CSP's securityholders deposit their shares under, vote in favour of, or otherwise accept, a Take-over Proposal; or

(f) a bona fide Take-over Proposal (or bona fide intention to make one) in respect of CSP has been announced by any third party and has not been withdrawn, or the terms of any existing Take-over Proposal are varied, prior to the expiry date of any Offer or the date of the meeting of Shareholders to approve the Proposed Transaction, as the case may be, and less than $66\frac{2}{3}\%$ of the outstanding Common Shares (calculated on a fully-diluted basis) are tendered to the Offer prior to its expiry date or the transaction contemplated by the Pre-Acquisition Agreement is not approved at such meeting by at least $66\frac{2}{3}\%$ of the holders of each class of applicable securities of CSP and within six months of the Expiry Time such Take-over Proposal is consummated.

For the purposes of determining such aggregate transaction value, it shall be assumed that all of the outstanding Common Shares (calculated on a fully-diluted basis) are acquired pursuant to the Offer.

The termination fee is payable immediately after the first to occur of the events described above.

Termination

The Pre-Acquisition Agreement (other than the provisions providing for the payment of the termination fee described above and certain other provisions dealing with fees and expenses, directors and officers liability insurance, compliance with contracts and third party beneficiaries) may be terminated by written notice promptly given to the applicable party thereto, at any time prior to the time the Offeror first takes up and pays for Common Shares:

(a) subject to any extension to not later than 12:00 midnight (Calgary time) on June 29, 2006 in accordance with the terms of the Pre-Acquisition Agreement, by CSP, if the Offeror has not mailed the Offer Documents to Shareholders on or before 12:00 midnight (Calgary time) on June 26, 2006; or

(b) by the Offeror, if the conditions to the Offer have not been satisfied or waived by the Offeror on or before the time provided in paragraph (a), above; or

(c) by either the Offeror or CSP, if the Offeror has not taken up and paid for the Common Shares deposited under the Offer on or before the date which is 90 days following the day of mailing of the Offer Documents; or

(d) by the Offeror or CSP, if the Offer terminates or expires at the Expiry Time without the Offeror taking up and paying for any of the Common Shares as a result of the failure of any condition to the Offer to be satisfied or waived; or

(e) by the Offeror or CSP, if the termination fee becomes payable and payment is made or is immediately available to the Offeror; or

(f) by mutual written consent of the Offeror and CSP.

Reconstitution of Board

As soon as reasonably practicable following the acquisition by the Offeror of more than 66⅔% of the outstanding Common Shares pursuant to the Offer, the Board of Directors shall be reconstituted through resignations of all existing CSP directors and the appointment of nominees of the Offeror in their stead.

Compulsory Acquisition or Subsequent Acquisition Transaction

Pursuant to the Pre-Acquisition Agreement, if the Offeror takes up and pays for at least 50% of the Commons Shares pursuant to the Offer, the Offeror has agreed to use all commercially reasonable efforts to acquire, and CSP has agreed to use all commercially reasonable efforts to assist the Offeror in acquiring, the balance of the Common Shares as soon as practicable and in any event within a period of six months following the date on which the Common Shares are first taken up and paid for by the Offeror, by way of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions carried out for consideration per Common Share that (i) consists of the same form of consideration paid pursuant to the Offer, and (ii) in respect of each such form of consideration, is not less than the consideration paid pursuant to the Offer. Nothing in the Pre-Acquisition Agreement prevents the Offeror for acquiring, directly or indirectly, additional Common Shares in privately negotiated transactions, in another take-over bid, tender or exchange offer, or otherwise in accordance with applicable securities laws (including by way of compulsory acquisition) following completion of the Offer. See Section 8: ''*Acquisition of Common Shares Not Deposited*'' in the Circular.

Other Terms

The Pre-Acquisition Agreement also contains certain customary covenants, representations and warranties of each of CSP and the Offeror. CSP has agreed that, prior to the earlier: (i) of the date on which the Pre-Acquisition Agreement is terminated; and (ii) the date on which nominees of the Offeror on the Board of Directors constitute more than 50% of its members, except as otherwise contemplated or permitted in the Pre-Acquisition Agreement, (x) it shall not permit any of its subsidiaries, directly or indirectly, without the prior written consent of the Offeror, among other things, to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber the Arctic Island Assets; and (y) it shall carry on its business in the usual, regular and ordinary course consistent with past practice and in compliance in all material respects with all applicable laws.

2. LOCK-UP AGREEMENTS

Pursuant to the Lock-up Agreements, the Tendering Shareholders have agreed to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares owned or over which control and direction is exercised by such Tendering Shareholders, being an aggregate of 28,415 Common Shares, plus an aggregate of 465,000 Common Shares to he acquired by such persons on the exercise of previously granted Options to acquire Common Shares (representing in the aggregate 3.3% of the total number of Common Shares outstanding (calculated on a fully-diluted basis). The Tendering Shareholders shall have the right not to deposit any Common Shares under the Offer, and may withdraw any Common Shares deposited under the Offer (if not then taken up and paid for by the Offeror) if the Pre-Acquisition Agreement is terminated, and (if applicable) deposit the Common Shares pursuant to, or vote such Common Shares in favour of, any Superior Proposal, if a Superior Proposal is made and is outstanding two Business Days prior to the Expiry Time.

The Tendering Shareholders have agreed to use reasonable efforts to cause each of such Tendering Shareholder's associates who is the beneficial owner of, or exercises any direction or control over, any Common Shares, to tender such Common Shares to the Offer.

Tendering Shareholders holding Options to purchase Common Shares pursuant to CSP's employee stock option plan or otherwise have also agreed to either:

(a) exercise their Options prior to the Expiry Time and to immediately deposit all Common Shares issued in connection therewith to the Offer; or

(b) receive cash payments from CSP in an amount equal to, for each Option, the offer price of U.S.$9.75 minus the exercise price of the Option,

as directed by the Offeror upon the Offeror notifying the Shareholder that it is taking up Common Shares under the Offer. The Offeror agreed in the Lock-up Agreements that Options which have been tendered to CSP for exercise, conditional on the Offeror taking up the Common Shares under the Offer, shall be deemed to be exercised concurrently

with the take-up of the Common Shares by the Offeror and the Offeror shall accept as validly tendered under the Offer as of the date the Common Shares are first taken up under the Offer all Common Shares issued pursuant to a conditional Option exercise.

The Tendering Shareholders have agreed in the Lock-up Agreements that they will not, directly or indirectly: (i) make, solicit, initiate or encourage inquiries or proposals with respect to any Take-over Proposal; or (ii) participate in discussions or negotiations regarding, or furnish any information or otherwise cooperate in relation to the prohibited acts in paragraph (i). Further, the Tendering Shareholders have also each agreed to notify the Offeror immediately of any communications received from another party with respect to the entering into of any agreement similar in substance to the Lock-up Agreements or any Take-over Proposal and the particulars thereof and to keep the Offeror apprised of the status of such communications and the Tendering Shareholder's response thereto. The above restrictions are subject to the fiduciary duty of the Tendering Shareholder, as a director or officer of CSP, and the director or officer may act in accordance with such fiduciary duty as contemplated in the Pre-Acquisition Agreement. However, the Tendering Shareholder may only act in a manner contrary to these restrictions where acting as a director or officer in accordance with his fiduciary duty as contemplated in the Pre-Acquisition Agreement.

The Lock-up Agreements may be terminated by (i) the Offeror or the Tendering Shareholder, if the Offer is withdrawn or otherwise terminated, (ii) the Tendering Shareholder, if the Offeror shall not have taken up and paid for the Common Shares on or before 90 days after the mailing of the Offer, (iii) the Tendering Shareholder, if there has been any breach or non-performance by the Offeror of a material provision of the Lock-up Agreement or the Pre-Acquisition Agreement is terminated; or (iv) the Offeror, if there has been any breach or non-performance by the Tendering Shareholder of a material provision of the Lock-up Agreement.

3. RECOMMENDATION OF THE BOARD OF DIRECTORS OF CSP

CSP has announced that its Board of Directors, after consultation with its legal and financial advisors, and upon receipt of an opinion from CIBC World Markets Inc., has unanimously determined that the Offer is fair to Shareholders and unanimously recommends that Shareholders accept the Offer.

4. PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR CSP

The purpose of the Offer is to enable the Offeror to acquire all of the Common Shares. If the Offeror acquires at least 90% of the Common Shares (calculated on a fully-diluted basis), the Offeror may acquire the remaining Common Shares pursuant to a Compulsory Acquisition. If the Offeror acquires less than 90% of the Common Shares (calculated on a fully-diluted basis), the Offeror currently intends to avail itself of such other corporate actions or proceedings as may be legally available, including a Subsequent Acquisition Transaction, to acquire the remaining Common Shares without the consent of the holders thereof.

5. SOURCE OF FUNDS

The Acquiror estimates that if it acquires all of the Common Shares pursuant to the Offer (including the Common Shares issuable on the exercise of the outstanding Options) the total amount required under the Offer to purchase such Common Shares and to pay the related fees and expenses of the Offeror will be approximately $165 million in aggregate. The Offeror will finance all of the acquisition of the Common Shares through existing bank debt and funds from operations. The Offeror, through the Acquiror, has sufficient funds available to it through existing cash reserves, borrowing capacity and existing lines of credit to fully satisfy this commitment.

6. THE OFFEROR AND ACQUIROR

The Acquiror is a direct wholly-owned subsidiary of the Canadian Oil Sands Trust which is an open-ended investment trust formed in October 1995 under the laws of the Province of Alberta pursuant to an amended and restated trust indenture created upon the merger of the Athabasca Oil Sands Trust and the former Canadian Oil Sands Trust (the "**Trust**"). The Acquiror is the operating arm of the Trust.

The Trust is the largest energy trust in Canada, based on market capitalization as at June 23, 2006 of over $15 billion (or U.S.$13 billion based on the noon rate on June 23, 2006 referred to on page 3 of this document), and the only public investment vehicle that provides a non-diversified ownership in Syncrude, one of the largest oil sands operations in the world. Syncrude is located near Fort McMurray, Alberta, Canada and operates large oil sands mines, bitumen extraction plants, an upgrading complex that processes bitumen into a light sweet crude oil and electrical power utility plants. The Syncrude operation is comprised of four major operating areas: mining, extraction, upgrading

and utilities. Syncrude's principal product is a high quality, light, sweet synthetic crude oil blend, referred to as "Syncrude Sweet Blend™" ("**SSB**"), which has an average gravity of about 32° API and low sulphur content of less than 0.2 per cent. The Trust's business is its indirect ownership of Syncrude and the marketing and sales of SSB derived from such ownership.

The principal and registered office of Acquiror is located at 2500 First Canadian Centre, 350–7th Avenue S.W., Calgary, Alberta, T2P 3N9 and the telephone number is (403) 218-6200.

The name, citizenship, principal business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Offeror and Acquiror and of the controlling persons of Acquiror, and certain other information is set forth on Schedule 1 hereto.

None of the Offeror, Acquiror or the Trust or the persons listed in Schedule 1 has, during the past five years, been convicted in a criminal proceeding. None of the persons listed in Schedule 1 has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal, provincial or state securities laws, or a finding of any violation of federal, provincial or state securities laws.

Except as described in this Circular or in the accompanying Offer, none of the Offeror, Acquiror, or, to the best knowledge of the Offeror, any of the persons listed in Schedule 1 or any associate or subsidiary of the Offeror, Acquiror or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Common Shares. Furthermore, none of the Offeror, Acquiror or, to the best knowledge of the Offeror, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Common Shares during the past 60 days.

The Offeror is a wholly-owned subsidiary of Acquiror. The Offeror has not carried on any business prior to the date of the Offer, other than in respect of matters related to the making of the Offer. The Offeror was incorporated under the ABCA by Certificate of Incorporation dated December 31, 2005. The Offeror's registered office is located at 2500 First Canadian Centre, 350–7th Avenue S.W., Calgary, Alberta, T2P 3N9 and the telephone number is (403) 218-6200.

7. CANADA SOUTHERN PETROLEUM LTD.

General

CSP is a Calgary-based company engaged in oil and natural gas exploration and development. CSP has interests in properties located in Alberta, British Columbia, Saskatchewan, the Yukon, the Northwest Territories and Nunavut in Canada, including the Arctic Islands Interests. The head office and principal place of business of CSP is located at Suite 250, 706 – 7th Avenue S.W., Calgary, Alberta T2P 0Z1 and its registered office is located at 3500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4J8. CSP was incorporated under the *Companies Act* (Canada) in 1954, continued under the *Nova Scotia Companies Act* in 1980 and continued under the ABCA on March 2, 2005. CSP's telephone number is (403) 269-7741.

CSP has no material subsidiaries.

Share Capital

The authorized capital of CSP is comprised of an unlimited number of Common Shares, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series. As of the close of business on June 23, 2006, there were 14,496,165 Common Shares and no preferred shares of CSP issued and outstanding.

Dividend Policy

Based on publicly available information, the Offeror believes that CSP has not paid dividends on the Common Shares in the last 2 years.

Price Ranges and Trading Volumes of Common Shares

The Common Shares are listed and posted for trading on the TSX and NASDAQ.

The Common Shares trade on the TSX under the symbol "CSW" and on NASDAQ under the symbol "CSPLF". The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated:

Toronto Stock Exchange

Period	Price Range High ($)	Price Range Low ($)	Trading Volume
2004			
First Quarter	7.50	6.25	89,600
Second Quarter	7.34	5.10	115,300
Third Quarter	7.30	5.35	89,300
Fourth Quarter	9.55	5.70	144,800
2005			
First Quarter	11.00	6.00	138,400
Second Quarter	9.78	6.50	153,400
Third Quarter	8.22	6.35	149,400
Fourth Quarter	8.60	5.78	109,500
October	7.60	5.78	39,600
November	7.35	6.00	27,000
December	8.60	6.51	42,900
2006			
First Quarter	8.50	5.64	131,212
January	8.50	7.00	45,945
February	7.10	6.00	45,319
March	7.43	5.64	39,948
April	6.40	5.20	76,245
May	11.00	5.09	557,256
June 1 - 23	12.90	9.47	476,642

NASDAQ Capital Market

Period	Price Range High (U.S.$)	Price Range Low (U.S.$)	Trading Volume
2004			
First Quarter	5.70	4.50	2,224,500
Second Quarter	5.44	3.17	1,670,000
Third Quarter	5.54	4.07	1,181,200
Fourth Quarter	7.80	4.42	2,779,300
2005			
First Quarter	7.60	4.74	3,882,200
Second Quarter	7.06	5.11	2,727,700
Third Quarter	6.97	5.20	3,321,600
Fourth Quarter	7.60	5.02	2,664,500
October	6.53	5.02	688,900
November	6.29	5.02	689,500
December	7.60	5.65	1,286,100
2006			
First Quarter	7.34	5.10	2,373,524
January	6.09	5.16	826,233
February	6.27	5.10	668,662
March	7.34	6.08	878,629
April	5.40	4.88	604,669
May	9.35	4.59	4,020,681
June 1 - 23	10.89	8.51	3,665,154

The Offer was announced to the public on June 19, 2006. On June 16, 2006, the last trading day prior to the announcement of the Offer, the closing price of the Common Shares on the TSX was $9.78 and on NASDAQ was U.S.$8.77. The Offer represents a premium of approximately 11.9% and 11.2%, respectively, over the closing price of Common Shares on the TSX and NASDAQ on the last trading day immediately preceding the announcement of the Offer and a premium of approximately 18.6% and 18.3%, respectively, over the weighted average trading price of the Common Shares on the TSX and NASDAQ for the 30 trading days immediately preceding the announcement of the Offer.

Previous Distributions

Based on publicly available information, the Offeror believes that no distributions of Common Shares were effected during the five years preceding the date of the Offer other than pursuant to CSP's stock option plans.

Information and Reporting Requirements

Pursuant to the provisions of the securities laws of the provinces of Canada, the directors of CSP must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of CSP subsequent to the date of the most recent published financial statements of CSP. In addition, CSP is required to file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act setting forth the position of CSP's board of directors with respect to the Offer and the reasons for such position and furnishing additional related information within 10 Business Days after the date of the Offer.

CSP is a "reporting issuer" or equivalent in the provinces of Alberta, Ontario, Québec and Nova Scotia and files its continuous disclosure documents and other documents with the Canadian securities regulatory authorities. Such documents are available through SEDAR at "www.sedar.com". The Common Shares are also registered under the Exchange Act. Accordingly, CSP is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information can be inspected and copied at the public

reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-732-0330. CSP's SEC filings since November 2002 are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

8. ACQUISITION OF COMMON SHARES NOT DEPOSITED

Compulsory Acquisition

The purpose of the Offer is for the Offeror to acquire all of the outstanding Common Shares. If, within the time limit for the acceptance of the Offer, the Offer has been accepted by holders of not less than 90% of the Common Shares (calculated on a fully-diluted basis) and the Offeror has taken up and paid for such Common Shares, the Offeror currently intends to acquire (a ''**Compulsory Acquisition**''), pursuant to the compulsory acquisition provisions of Part 16 of the ABCA, the remainder of the Common Shares on the same terms on which the Offeror acquired Common Shares pursuant to the Offer.

To exercise such statutory right, the Offeror must give notice (the ''**Offeror's Notice**'') to each registered holder of the Common Shares who did not accept the Offer (and to each person who subsequently acquires any such Common Shares) (in each case, a ''**Dissenting Offeree**'') of such proposed acquisition within sixty days from the Expiry Date and in any event within one hundred and eighty days from the date of the Offer. Within twenty days after giving the Offeror's Notice, the Offeror must pay or transfer to CSP the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust by CSP for the Dissenting Offerees. Within twenty days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Common Shares held by such Dissenting Offeree to CSP, and each Dissenting Offeree must elect within sixty days after the date of the sending of the Offeror's Notice to transfer his or her Common Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of the Common Shares held by such Dissenting Offeree by so notifying the Offeror and by applying to the Court of Queen's Bench of Alberta to fix the fair value of such Common Shares. If a Dissenting Offeree has elected to demand payment of the fair value of that Dissenting Offeree's Common Shares, the Offeror may apply to the Court of Queen's Bench of Alberta to fix the fair value of the Common Shares of that Dissenting Offeree. If the Dissenting Offeree does not notify the Offeror and apply to a court within the applicable sixty-day period, the Dissenting Offeree will be deemed to have elected to transfer such Common Shares to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the Common Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Reference should be made to Part 16 of the ABCA for a complete description of the provisions regarding Compulsory Acquisitions. The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about these provisions should consult their legal advisors.

Subsequent Acquisition Transactions

If a Compulsory Acquisition is not available or if the Offeror elects not to proceed by way of a Compulsory Acquisition, the Offeror will consider other means of acquiring, directly or indirectly, all of the Common Shares not deposited under the Offer, including a Subsequent Acquisition Transaction. Such means may include seeking to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction (''**Subsequent Acquisition Transaction**'') involving the Offeror or another direct or indirect wholly-owned subsidiary of the Offeror for the purpose of CSP becoming a direct or indirect wholly-owned subsidiary of the Offeror or effecting a merger of the Offeror and CSP. Depending upon the nature and terms of the Subsequent Acquisition Transaction, under applicable corporate law the approval of at least 66⅔% of the votes cast by Shareholders may be required at a meeting duly called and held for the purpose of approving such Subsequent Acquisition Transaction. The Offeror will cause the Common Shares acquired under the Offer to be voted in favour of such a transaction and to be counted as part of any approval that may be required in connection with such a transaction.

The timing and details of any Subsequent Acquisition Transaction would necessarily depend upon a variety of factors, including the number of Common Shares acquired pursuant to the Offer. In any Subsequent Acquisition

Transaction, the holders of Common Shares or other securities of CSP, other than the Offeror and its affiliates, could receive shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof. Any such preferred shares could be immediately redeemed by the issuer for cash. Such cash payments, subject to prevailing conditions, including general economic conditions and the business of CSP, may be equal to, higher or lower than the value of the cash offered under the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 17: "*Canadian Federal Income Tax Consequences*" in this Circular.

In the event a Subsequent Acquisition Transaction were to be consummated under the ABCA, holders of Common Shares may have the right to dissent and demand payment of the fair value of such Common Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Common Shares. The fair value of Common Shares so determined could be more or less than the amount paid per Common Share pursuant to the Subsequent Acquisition Transaction or the Offer. Any such judicial determination of the fair value of the Common Shares could be based upon considerations other than, or in addition to, the market price of the Common Shares. Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction or a related party transaction.

Other Alternatives

If the Offeror decides not to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction then it will evaluate other available alternatives to acquire the remaining Common Shares. Such alternatives could include another take-over bid or taking no further action to acquire additional Common Shares. Any additional purchases of Common Shares could be at a price greater than, equal to or less than the price to be paid for Common Shares under the Offer and could be for cash and/or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions.

The Offeror has been advised that the current trend, both in legislation and in the United States jurisprudence upon which the previous Canadian decisions were based, is toward permitting going private transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

9. HOLDINGS OF SECURITIES OF CSP

Neither the Offeror, nor any associate or affiliate of the Offeror, nor any director or senior officer of the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of CSP, except to the extent the Offeror has certain rights pursuant to the Lock-up Agreements. To the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, no securities of CSP are beneficially owned, directly or indirectly, nor is control or direction over any securities of CSP exercised, (i) by any associate of any director or senior officer of the Offeror, (ii) by any person or company who beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of any class of equity securities of the Offeror or (iii) by any person or company acting jointly or in concert with the Offeror.

10. TRADING IN SECURITIES OF CSP

No securities of CSP have been traded during the six-month period preceding the date of the Offer by the Offeror, any associate or affiliate of the Offeror, any directors or senior officers of the Offeror, or, to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry, (i) by any associate of any director or officer of the Offeror, (ii) by any person or company who beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of any class of equity securities of the Offeror or (iii) by any person or company acting jointly or in concert with the Offeror.

11. COMMITMENTS TO ACQUIRE SECURITIES OF CSP

No securities of CSP are subject to any commitments to acquire such securities made by the Offeror or by directors or senior officers of the Offeror or, to the knowledge of directors and senior officers of the Offeror, after reasonable enquiry, (i) by any associate of any director or officer of the Offeror, (ii) by any person or company who beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of any class of equity securities of the Offeror or (iii) by any person acting jointly or in concert with the Offeror, other than the commitments made by the Offeror pursuant to the Pre-Acquisition Agreement and the Lock-up Agreements.

12. ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than the Lock-up Agreements and covenants in the Pre-Acquisition Agreement to cause CSP to fulfil its obligations under existing indemnity agreements previously entered into by CSP there are no contracts, arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of CSP and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office. Pursuant to the terms of the Pre-Acquisition Agreement, the Offeror has agreed that the officers and employees of CSP will be entitled, upon termination of their employment with CSP, to receive payments (subject to limits set forth in the Pre-Acquisition Agreement) in respect of severance obligations of CSP. Other than pursuant to the Pre-Acquisition Agreement and the Lock-up Agreements, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any security holder of CSP with respect to the Offer or between the Offeror and any person or company with respect to any securities of CSP in relation to the Offer.

Other than any business relationships in the ordinary course of the oil and gas business and the Pre-Acquisition Agreement, there are no business relationships between the Offeror and their associates or affiliates and CSP that are material to any of them.

13. EFFECT OF THE OFFER ON MARKETS FOR THE COMMON SHARES AND STOCK EXCHANGE LISTINGS

The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of holders of Common Shares, and, depending on the number of Common Shares deposited and purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

The rules and regulations of the TSX and NASDAQ establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Common Shares on such exchanges. Among such criteria are the minimum number of holders of Common Shares, the minimum number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending upon the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX and NASDAQ. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares. It is the intention of the Offeror to cause CSP to apply to delist the Common Shares from the TSX and NASDAQ as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. Moreover, in the event the Common Shares are delisted, such shares would constitute "taxable Canadian property" to non-resident holders of Common Shares. As a result, subject to relief under an applicable tax treaty, a non-resident holder of Common Shares would be subject to Canadian taxation in respect of any disposition or deemed disposition of such shares. Any such disposition or deemed disposition of Common Shares by a non-resident at a time when the Common Shares are not listed on a prescribed stock exchange (including the TSX and NASDAQ) would trigger certain tax reporting requirements, including tax filings which are required to be made contemporaneously with any such disposition, and purchasers would generally be required to withhold a portion of the purchase price on any such disposition and remit same to the Canadian tax authorities. Non-resident holders of Common Shares should consult their own tax advisors in the event the Common Shares are delisted.

In addition, after the purchase of Common Shares under the Offer and subject to applicable laws, the Offeror intends to cause CSP to take steps toward the elimination of its public reporting requirements under applicable Canadian securities legislation.

The Common Shares are also currently registered under the Exchange Act. This registration may be terminated upon application of CSP to the SEC if the Common Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Common Shares under the Exchange Act would substantially reduce the information required to be furnished by CSP to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to CSP, such as the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of CSP and persons holding "restricted securities" of CSP to dispose of such securities pursuant to Rule 144 or 144A promulgated under the United States Securities Act of 1933, as amended, may be impaired or eliminated. The Offeror intends to seek to cause CSP to apply for termination of registration of the Common Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

If registration of the Common Shares is not terminated prior to any Subsequent Acquisition Transaction, then the Common Shares will be delisted from NASDAQ and the TSX and the registration of the Common Shares under the Exchange Act will be terminated following the consummation of any Subsequent Acquisition Transaction.

The Common Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "**Federal Reserve Board**"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Common Shares. Depending on factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Common Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

14. MATERIAL CHANGES IN THE AFFAIRS OF CSP AND OTHER INFORMATION

The Offeror is not aware of any information which indicates that any material change has occurred in the affairs of CSP since December 31, 2005, being the date of the last audited financial statements of CSP or in the latest quarterly report of CSP, other than as has been publicly disclosed by CSP, or is disclosed in the Directors' Circular, dated June 26, 2006, of the board of directors of CSP in respect of this Offer.

The Offeror has no knowledge of any other matter that is not disclosed herein and has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

15. DEPOSITARY, U.S. FORWARDING AGENT AND INFORMATION AGENT

The Offeror has engaged Computershare Investor Services Inc. to act as Depositary and U.S. Forwarding Agent and D.F. King & Co. Inc. to act as Information Agent for the receipt of certificates in respect of Common Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary has also been engaged to make the payments for Common Shares purchased by the Offeror pursuant to the Offer. The Depositary and U.S. Forwarding Agent will receive reasonable and customary compensation from the Offeror for their services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

The Offeror has retained D.F. King & Co. Inc. to act as the Information Agent. The Information Agent may contact holders of Common Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, in connection therewith.

16. UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Mayer, Brown, Rowe & Maw LLP, United States counsel to the Offeror, the following summary describes the material United States federal income tax consequences generally applicable to a United States Shareholder, as defined below, who disposes of Common Shares pursuant to the Offer or pursuant to the transactions described above under the heading "Acquisition of Common Shares Not Deposited" (collectively, the "**Transaction**"). This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"), proposed temporary and final United States Treasury Regulations promulgated thereunder, judicial authority, and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

This discussion assumes that the Common Shares are held by a United States Shareholder as a capital asset within the meaning of Section 1221 of the Code.

A United States Shareholder is a beneficial owner of Common Shares who is, for United States federal income tax purposes, a citizen or resident of the United States, a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or a political subdivision thereof, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. This discussion applies only to United States Shareholders who own Common Shares as a capital asset and does not address all aspects of United States federal income taxation that may be relevant to a particular United States Shareholder in light of the holder's personal investment circumstances, or those holders of Common Shares subject to special treatment under the United States federal income tax laws (for example, life insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, United States expatriates, foreign corporations and nonresident alien individuals), or holders who hold Common Shares as part of a hedging, straddle, conversion, synthetic security or other integrated transaction. In addition, this discussion does not address any aspect of foreign, state or local or estate and gift taxation that may be applicable to a Shareholder. Shareholders are urged to consult their own tax advisor to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the sale of their Common Shares pursuant to the Transaction.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is the beneficial owner of Common Shares, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in such a partnership should consult their tax advisors as to the particular tax considerations applicable to them.

Sale of Common Shares

Except as noted below in the discussion of the passive foreign investment company rules, a United States Shareholder who disposes of Common Shares in the Transaction will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount received and such holder's adjusted tax basis in the Common Shares disposed of. Gain or loss will be calculated separately for each block of Common Shares (i.e., Common Shares acquired at the same cost in a single transaction) sold in the Transaction. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held by such United States Shareholder for more than one year at the effective time of the Transaction and will be a short-term capital gain or loss if such Common Shares have been held for one year or less. Long-term capital gains of non-corporate shareholders are generally subject to a maximum United States federal income tax rate of 15%. The deductibility of capital losses are subject to limitation.

Considerations Relating to the Passive Foreign Investment Company Rules

A non-United States corporation will be a passive foreign investment company or "**PFIC**" in any taxable year in which either 75% or more of its gross income consists of certain specified types of "passive income" or the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. If CSP had been a PFIC for any taxable year in which Common Shares were held by a United States Shareholder, such United States Shareholder could be subject to increased tax on the disposition of such holder's Common Shares. In its public filings, CSP did not indicate whether it expected to be classified as a PFIC for United States federal income tax purposes. Because the PFIC rules are complex and because the impact of those rules on the United States federal income tax treatment of a disposition of Common Shares by a United States Shareholder may be significant, United States Shareholders are urged to discuss the potential application of the PFIC rules with their tax advisors.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the Internal Revenue Service relating to payments made to particular United States Shareholders. In addition, United States Shareholders may be subject to a backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, or otherwise fail to comply with applicable backup withholding tax rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against the United States Shareholder's United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

The foregoing discussion of certain material United States federal income tax consequences is included for general information purposes only and is not intended to be, and should not be construed as, legal or tax advice to any Shareholder. Shareholders are urged to consult their own tax advisor to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for Common Shares pursuant to the Transaction.

Compulsory Acquisition

As described in Section 8: "*Acquisition of Common Shares Not Deposited — Compulsory Acquisition*" in this Circular, the Offeror may, in certain circumstances, acquire Common Shares pursuant to Part 16 of the ABCA. The tax consequences to a Shareholder of a disposition of Common Shares in such circumstances generally will be as described above under "*Sale of Common Shares*". **However, Shareholders whose Common Shares may be so acquired should consult their own tax advisors in this regard.**

Subsequent Acquisition Transaction

If the Compulsory Acquisition provisions are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares as described in "*Acquisition of Common Shares Not Deposited*" in this Circular. As described under Section 8: "*Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transactions*" in this Circular, it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. **Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.**

17. CANADIAN FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Burnet Duckworth & Palmer LLP, tax counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Shareholder in respect of the sale of Common Shares pursuant to the Offer or otherwise pursuant to certain transactions described under Section 8 of this Circular: "*Acquisition of Common Shares Not Deposited*". The summary is based on the provisions of the Tax Act in force on the date hereof and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "**CRA**"). The summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder for which the Offer is made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada, deals at arm's length with CSP and the Offeror, is not affiliated for the purposes of the Tax Act with CSP and the Offeror, and holds Common Shares as capital property. Common Shares generally will be considered capital property to a Shareholder unless the Shareholder holds such Common Shares in the course of carrying on a business, or the Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. In circumstances where Common Shares may not otherwise constitute capital property to a particular holder who is resident in Canada, such holder may be entitled to elect that such securities be deemed capital property by making an

irrevocable election under subsection 39(4) of the Tax Act to treat all Canadian securities (as defined in the Tax Act) as capital property. This summary does not apply to Shareholders who are ''financial institutions'', ''specified financial institutions'' or an interest in which would be a ''tax shelter investment'' each as defined in the Tax Act.

Capital Gains and Capital Losses

A Shareholder whose Common Shares are taken up and paid for under the Offer, will be considered to have disposed of such shares for purposes of the Tax Act. On such disposition, the Shareholder will realize a capital gain in respect of the shares so disposed of to the extent that proceeds of disposition received or deemed to have been received by the Shareholder for such shares exceed (or are less than) the total amount of the adjusted cost base to the Shareholder of such shares and any reasonable costs of disposition. For this purpose the proceeds of disposition will be equal to the Canadian dollar equivalent of U.S.$9.75 per share, computed at the Expiry Date.

A Shareholder who disposes of Common Shares pursuant to the Offer will be required to include one-half of the amount of any capital gain (a ''taxable capital gain'') in income, and one-half of the amount of any capital loss (an ''allowable capital loss'') will be required to be deducted against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss otherwise arising upon the disposition of a Common Share by a corporation may be reduced by dividends previously received or deemed to have been received thereon to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Common Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Shareholder that is, throughout the relevant taxation year, a ''Canadian-controlled private corporation'' (as defined in the Tax Act) may be liable to pay an additional refundable tax of $6\frac{2}{3}\%$ on its ''aggregate investment income'' for the year, which is defined to include an amount in respect of taxable capital gains. 80% of capital gains realized by an individual or a trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.

Compulsory Acquisition

As described under Section 8 of this Circular: ''*Acquisition of Common Shares Not Deposited*'', Offeror may, in certain circumstances, acquire Common Shares pursuant to Part 16 of the ABCA. A Shareholder who disposes of his or her Common Shares in such circumstances will generally realize a capital gain (or a capital loss) calculated in the manner and subject to the treatment, described above under ''Capital Gains and Capital Losses''.

Subsequent Acquisition Transaction

If the compulsory acquisition provisions of the ABCA are not utilized, Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares as described under Section 8 of this Circular: ''*Acquisition of Common Shares Not Deposited*''. The tax treatment of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the following summary is of a general nature only. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of CSP with the Offeror or one of its affiliates pursuant to which Shareholders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged on the amalgamation for redeemable preference shares (''**Redeemable Preference Shares**'') which would then be immediately redeemed for cash. Such a Shareholder would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Preference Shares received would generally be equal to the aggregate of the adjusted cost base of the Common Shares to the Shareholder immediately before the amalgamation. Upon the redemption of Redeemable Preference Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount by which the redemption price of

the Redeemable Preference Shares exceeds the paid-up capital thereof for the purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares. Subject to the potential application of the rules discussed below, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Preference Shares will be included in computing its income, but normally will also be deductible in computing its taxable income. A capital loss arising upon the redemption of a Redeemable Preference Share may be reduced by dividends previously received or deemed to have been received thereon or on Common Shares for which they were exchanged as described above under "*Capital Gains and Capital Losses*".

Subsection 55(2) of the Tax Act provides that where a corporate shareholder is deemed to receive a dividend under the circumstances described above and such dividend is deductible in computing the shareholder's taxable income and is not subject to Part IV of the Tax Act, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Preference Shares for the purpose of computing the shareholder's capital gain on the disposition of such shares. Accordingly, corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of this provision.

A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33⅓% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Preference Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

In the case of a Shareholder who is an individual (including a trust), dividends deemed to be received as a result of the redemption of the Redeemable Preference Shares will be included in computing the recipient's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation.

As an alternative to the amalgamation discussed above, Offeror may propose a statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is not resident, nor deemed to be resident, in Canada, holds Common Shares as capital property and does not use or hold, and is not deemed to use or hold, Common Shares in the course of carrying on a business in Canada (a "**Non-Resident Holder**"). Special rules which are not discussed in this summary may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere. **Non-Resident Holders should consult their own tax advisors for advice with respect to any foreign tax consequences of the Offer.**

Nonresident Holders will not be subject to Canadian capital gains taxation in respect of the Offer unless the Non-Resident Holder's Shares constitute taxable Canadian property as defined in the Tax Act.

Generally, Common Shares will constitute taxable Canadian property to a Non-Resident Holder if: (i) that person, either alone or together with persons with whom the Non-Resident Holder does not deal at arm's length with, owns, or in any the 60 prior months has owned, in excess of 25% of the issued and outstanding shares of CSP of any class or series or any interest therein or options in respect thereof; or (ii) the holder's Common Shares were acquired in a tax-deferred exchange for property which was itself taxable Canadian property.

Non-Resident Holders whose Common Shares constitute "taxable Canadian property" and who are not exempt from tax under the Tax Act by virtue of an applicable bi-lateral tax treaty will be generally be subject to the same tax consequences as described above in respect of Residents of Canada.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Compulsory Acquisition

As under Section 8 of the Circular: "*Acquisition of Common Shares Not Deposited*", Offeror may, in certain circumstances, acquire Common Shares pursuant to statutory provisions contained in the ABCA. Where a Non-Resident Holder disposes of Common Shares that are taxable Canadian property to the holder, the disposition may give

rise to a capital gain. If such capital gain is not exempt from tax in Canada under the terms of an applicable income tax treaty or convention, the tax consequences as described above under ''*Taxation of Capital Gains and Capital Losses*'' will generally apply. **Shareholders whose Common Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.**

Subsequent Acquisition Transaction

If Offeror does not acquire all the Common Shares pursuant to the Offer or by means of Compulsory Acquisition, it may propose other means to acquire the remaining Common Shares. The tax treatment of such a transaction to a Non-Resident Holder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than as described above. A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty or convention to which Canada is a party.

Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to such a transaction.

18. ACCEPTANCE OF THE OFFER

The Offeror has no knowledge regarding whether any Shareholders will accept the Offer, other than Shareholders who have agreed to accept the Offer pursuant to the Lock-up Agreements.

19. LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by, McCarthy Tétrault LLP, Canadian counsel to the Offeror and by Mayer, Brown, Rowe & Maw LLP, United States counsel to the Offeror. The opinions contained under ''*Canadian Federal Income Tax Consequences*'' in this Circular have been provided by, Burnet Duckworth & Palmer LLP, Canadian tax counsel to the Offeror. As of June 26, 2006, the partners and associates collectively of McCarthy Tétrault LLP, Burnet Duckworth & Palmer LLP and Mayer, Brown, Rowe & Maw LLP owned no Common Shares.

20. STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF COUNSEL

TO: The Directors of 1212707 Alberta Ltd.

We hereby consent to the reference to our opinion contained under "*Canadian Federal Income Tax Consequences*" in the Circular accompanying the Offer dated June 26, 2006 made by 1212707 Alberta Ltd. to purchase all of the outstanding common shares of Canada Southern Petroleum Ltd.

Calgary, Alberta
June 26, 2006

(Signed) BURNET DUCKWORTH & PALMER LLP

TO: The Directors of 1212707 Alberta Ltd.

We hereby consent to the reference to our opinion contained under "*United States Federal Income Tax Consequences*" in the Circular accompanying the Offer dated June 26, 2006 made by 1212707 Alberta Ltd. to purchase all of the outstanding common shares of Canada Southern Petroleum Ltd.

Calgary, Alberta
June 26, 2006

(Signed) MAYER, BROWN, ROWE & MAW LLP

CERTIFICATE

The contents of the Offer and this Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of the Offeror and the Acquiror.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities which are the subject of the Offer.

DATED the 26th day of June, 2006.

1212707 ALBERTA LTD.

(Signed) MARCEL R. COUTU
President

(Signed) ALLEN R. HAGERMAN
Chief Financial Officer

On behalf of the Board of Directors

(Signed) TRUDY M. CURRAN
Director

(Signed) RYAN M. KUBIK
Director

CANADIAN OIL SANDS LIMITED

(Signed) MARCEL R. COUTU
President and Chief Executive Officer

(Signed) ALLEN R. HAGERMAN
Chief Financial Officer

On behalf of the Board of Directors

(Signed) C.E. (CHUCK) SHULTZ
Director

(Signed) WALTER B. O'DONOGHUE
Director

SCHEDULE 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE OFFEROR AND ACQUIROR

I. Directors and Executive Officers of the Offeror

The following table sets forth the name, present principal occupation or employment and the name and principal business of the organization in which the employment is conducted and material occupations, positions, offices or employment for the past five years and the name, principal business and address of the organization in which the employment is conducted for each member of the Offeror's board of directors and each executive officer of the Offeror. Each person listed below is a citizen of Canada. The business address of each such director or executive officer is c/o Canadian Oil Sands Limited, 2500, 350 – 7th Avenue S.W., Calgary, AB, T2P 3N9.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years[1]
Marcel R. Coutu	Director, President of the Offeror, President and Chief Executive Officer of the Acquiror July 2001 to present; prior thereto, Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited from May 1999 to July 2001; prior thereto, Director, Finance, Vice President, Finance and, subsequently, Senior Vice President, International of TransCanada PipeLines Limited
Allen R. Hagerman	Director, Chief Financial Officer of the Offeror, Chief Financial Officer of the Acquiror from June 1, 2003 to present; prior thereto, Vice President and Chief Financial Officer of Fording Canadian Coal Trust from March 1, 2003 to May 31, 2003; Vice President and Chief Financial Officer of Fording Inc. from June 1, 2001 to March 1, 2003 and Vice President, Finance and Accounting and Secretary of Fording Inc. from 1996 to 2001
Trudy M. Curran	Director, General Counsel and Corporate Secretary of the Offeror, General Counsel and Corporate Secretary of the Acquiror from November 2001 to present; Senior Counsel and Assistant Corporate Secretary, EnCana Corporation from April 2002 to September 2002; Staff Legal Counsel, PanCanadian Energy Corporation from November 2001 to March 2002; and prior thereto, Senior Counsel, Canadian Pacific Limited from March 1999 to October 2001
Ryan M. Kubik	Director, Treasurer and Controller of the Offeror; Treasurer of the Acquiror from September 1, 2002 to present; prior thereto, Advisor, Corporate Finance, EnCana Corporation from April 2002 to August 2002 and prior thereto, Associate Director, Treasury, PanCanadian Energy Corporation and its predecessors

Note:

(1) During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as indicated.

II. Directors and Executive Officers of Acquiror

The following table sets forth the name, present principal occupation or employment and the name and principal business of the organization in which the employment is conducted and material occupations, positions, offices or employment for the past five years and the name, principal business and address of the organization in which the employment is conducted for each member of the Acquiror's board of directors and each executive officer of Acquiror. Unless otherwise indicated, each person listed below is a citizen of Canada. The business address of each such director or executive officer is c/o Canadian Oil Sands Limited, 2500, 350 – 7th Avenue S.W., Calgary, AB, T2P 3N9. As a

trust, the Trust has no employees, directors or officers. Instead, the Trust is managed by the Acquiror who provided all staff in managing the Trust.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years[(1)]
Directors	
E. Susan Evans, Q.C.	Corporate Director
The Right Honourable Donald F. Mazankowski	Corporate Director and Business Consultant
Wayne M. Newhouse	Corporate Director
Walter B. O'Donoghue, Q.C.	Counsel, Bennett Jones LLP from January 2004 to present; prior thereto Partner, Bennett Jones
Wesley R. Twiss	Corporate Director from April 2002 to present; prior thereto, Chief Financial Officer PanCanadian Energy Corporation and its predecessors
John B. Zaozirny, Q.C.	Counsel, McCarthy Tétrault LLP
Executive Officers	
C.E. (Chuck) Shultz	Chairman of the Board, Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)
Marcel R. Coutu	President and Chief Executive Officer of the Acquiror from September 2001 to present; Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited from May 1999 to July 2001; prior thereto, Director, Finance, Vice President, Finance and, subsequently, Senior Vice President, International of TransCanada PipeLines Limited
Allen R. Hagerman, FCA	Chief Financial Officer of the Acquiror from June 1, 2003 to present; Vice President and Chief Financial Officer of Fording Canadian Coal Trust from March 1, 2003 to May 31, 2003; Vice President and Chief Financial Officer of Fording Inc. from June 1, 2001 to March 1, 2003 and Vice President, Finance and Accounting and Secretary of Fording Inc. from 1996 to 2001
Trevor R. Roberts	Chief Operations Officer from September 1, 2005 to present; prior thereto, Vice President, Operations of Suncor Inc. from 1997 to May 2005
Trudy M. Curran	General Counsel and Corporate Secretary of the Acquiror from November 2001 to present; Senior Counsel and Assistant Corporate Secretary, EnCana Corporation from April 2002 to September 2002; Staff Legal Counsel, PanCanadian Energy Corporation from November 2001 to March 2002; and prior thereto, Senior Counsel, Canadian Pacific Limited from March 1999 to October 2001
Ryan M. Kubik	Treasurer of the Acquiror from September 1, 2002 to present; Advisor, Corporate Finance, EnCana Corporation from April 2002 to August 2002 and prior thereto, Associate Director, Treasury, PanCanadian Energy Corporation and its predecessors
Laureen C. Dubois	Controller of the Acquiror from January 2004 to present, Manager, Accounting of the Acquiror from November 2002 to January 2004; Senior Accountant, EnCana Corporation from November 2001 to October 2002; Assistant Manager, Group Accounting, Canadian Pacific Limited from January 2000 to October 2001

Note:

(1) During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as indicated.

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Hand, Mail and Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Toll Free (Canada and United States) 1-866-612-8054
Email: corporateactions@computershare.com

By Mail

Computershare Investor Services Inc.
P.O. Box 7021
31 Aldelaide Street East
Toronto, Ontario
M5C 3H2
Attn: Corporate Actions

The U.S. Forwarding Agent is:

Computershare Investor Services Inc.
250 Royall Street
Canton, Massachusetts
USA 02021

The Information Agent is

D.F. King & Co. Inc.
48 Wall Street, 22nd Floor
New York, New York
USA 10005

Telephone 1-212-269-5550
Facsimile 1-212-269-2798

Exemption under Rule 12g3-2(b)

Computershare

RECEIVED

2006 JUL -5 P 2:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Investor Services

100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

June 27, 2006

To: Whom It May Concern

Dear Sirs:

Subject: 1212707 Alberta Ltd. a wholly-owned subsidiary of Canadian Oil Sands Limited Offer to Purchase All of the Issued and Outstanding Common Shares of Canada Southern Petroleum Ltd.

We confirm that the following material was sent by pre-paid mail on June 26, 2006 to the registered shareholders of Common Shares of Canada Southern Petroleum Ltd.:

1. Offering Circular
2. Directors' Circular
3. Letter of Transmittal
4. Notice of Guaranteed Delivery
5. Security Return Envelope

Shareholders residing in the Province of Quebec received materials in English and French.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

Signed
Leigh Micetic
Assistant Relationship Manager
Corporate Actions
(416) 263-9418 (416) 263-9379 Fax

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands increases its offer for Canada Southern Petroleum Ltd. to US$11.10 cash per share

Calgary, June 30, 2006 (TSX – COS.UN) – Canadian Oil Sands Trust (the "Trust") today announced that its wholly owned subsidiaries Canadian Oil Sands Limited and 1212707 Alberta Ltd. ("Canadian Oil Sands") increased their offer to US$11.10 cash per common share to purchase all of the outstanding common shares of Canada Southern Petroleum Ltd. ("Canada Southern") (NASDAQ:CSPLF / TSX:CSW). The total value of Canadian Oil Sands' offer is approximately Cdn$186 million.

All Canada Southern shareholders tendering their common shares will receive the increased offer price. The offer remains open to 8:00 a.m. (Mountain Daylight time) on August 1, 2006, unless further extended or withdrawn. Canadian Oil Sands expects to mail a Notice of Variation for the amended offer to Canada Southern shareholders on or about July 5, 2006.

"Our offer today confirms our view that Canada Southern's Arctic natural gas resource provides a low-cost financial hedge against the impact of significantly rising natural gas prices on our oil sands business, and that further upside exists through participation in the development of this Arctic resource," said Canadian Oil Sands President and CEO, Marcel Coutu. "This is a unique opportunity for two reasons: long-term, future natural gas hedges of this volume, duration and cost are not available anywhere else; and secondly, this resource is mainly in the form of carried interests, which fits our business well. There is no requirement to fund initial capital or operating costs, and as such, it does not change our business or financial plan."

On June 18, 2006 Canada Southern agreed to a friendly offer by Canadian Oil Sands to purchase all of the outstanding common shares of Canada Southern for US$9.75 per share. The agreement also provides for the payment of a "break-fee" to Canadian Oil Sands by Canada Southern of up to four per cent of the value of the offer in the event that the offer is not completed upon the occurrence of certain events.

RBC Capital Markets acted as financial advisors to Canadian Oil Sands in this transaction.

About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant

Discovery Licenses located in the Arctic Islands in Northern Canada. The Company's common shares are traded on the NASDAQ Capital Market under the symbol "CSPLF", and on the Toronto Stock Exchange under the symbol "CSW". The Company has about 14 million shares outstanding.

About Canadian Oil Sands Trust

Canadian Oil Sands Trust provides a pure investment opportunity in the Alberta oil sands through its 35.49 per cent working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates a large oil sands mining and upgrading facility with a productive capacity of 250,000 barrels per day of light, sweet crude oil. Canadian Oil Sands is an open-ended investment trust, which allows it to distribute the free cash flow it generates from the Syncrude Project to Canadian Oil Sands' investors on a tax-efficient basis. The Trust is managed by Canadian Oil Sands Limited and has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: In the interest of providing Canadian Oil Sands Trust (the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the expectation that Canada Southern's natural gas resource will provide a low cost financial hedge against the impact of significant rising natural gas prices on our business and the future production of natural gas from the Arctic licenses. Resources are not the same as reserves and may not be recognized under applicable Canadian or US securities rules and regulations.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in any oil and gas operation, especially at the development stage; the ability to complete any take-over transaction due to the requirement for shareholders to tender and the requirement for certain regulatory approvals; the ability to sell natural gas properties at a price and on terms acceptable to the Trust; the receipt of necessary regulatory approvals; the ability to develop natural gas in the Arctic region in an economic or timely manner, or at all; general economic conditions; the price of crude oil and natural gas; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com